Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015 AND 2014

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statement of financial position as of June 30, 2015, the related consolidated statements of comprehensive income for the three and six months ended June 30, 2015 and 2014, the related consolidated statements of changes in equity and cash flows for the six months ended June 30, 2015 and 2014, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

The Group’s management is responsible for the preparation and fair presentation of accompanying consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2014 (not presented in the accompanying consolidated interim financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 6, 2015. The consolidated statement of financial position as of December 31, 2014 presented as a comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2014.

Accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

Emphasis of Matter

On November 1, 2014, Woori Bank (the “Bank”) merged with Woori Finance Holdings Co., Ltd. (the “Holding Company”), which had been a parent company of the Bank. The merger between the Bank and the Holding Company met the definition of the “business combination under common control”, and it did not result in any change of economic substance. Therefore, the comparative consolidated financial statements presented and a summary of significant accounting policies and other explanatory information are the consolidated financial statements of the Holding Company as of and for the three and six months ended June 30, 2014.

August 13, 2015

Notice to Readers

This report is effective as of August 13, 2015, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the report is read. Such events or circumstances could significantly affect the consolidated interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015 AND 2014

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Group.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51 Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

	June 30, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	4,958,561	5,962,861
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	4,703,812	4,554,180
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	18,657,775	18,810,845
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	14,328,789	13,044,448
Loans and receivables (Notes 4,10,11,12,44 and 45)	239,719,880	223,370,135
Investments in joint ventures and associates (Note 13)	673,573	648,436
Investment properties (Note 14)	380,570	357,550
Premises and equipment (Notes 15,17 and 18)	2,445,448	2,501,102
Intangible assets and goodwill (Note 16)	431,279	295,728
Assets held for sale (Note 17)	11,583	8,013
Current tax assets (Note 42)	37,300	4,845
Deferred tax assets (Note 42)	149,044	257,858
Derivative assets (Notes 4,11,12 and 26)	202,732	196,061
Other assets (Notes 19 and 45)	154,135	145,157

Total assets	286,854,481	270,157,219

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,257,265	2,675,354
Deposits due to customers (Notes 4,11,21 and 45)	198,475,555	188,516,465
Borrowings (Notes 4,11,12 and 22)	19,417,660	17,707,595
Debentures (Notes 4,11 and 22)	23,235,637	24,795,904
Provisions (Notes 23 and 44)	570,504	692,009
Net defined benefit liability (Note 24)	51,474	75,591
Current tax liabilities (Note 42)	28,178	298,762
Deferred tax liabilities (Note 42)	18,844	21,757
Derivative liabilities (Notes 4,11,12 and 26)	1,856	—
Other financial liabilities (Notes 4,11,12 and 25)	22,491,018	16,889,687
Other liabilities (Notes 25 and 45)	283,720	390,670

Total liabilities	267,831,711	252,063,794

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 (CONTINUED)

	June 30, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Owners’ equity:	18,906,058	17,983,501
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	2,538,823
Capital surplus (Note 28)	294,237	291,066
Other equity (Note 30)	(1,560,816)	(2,393,138)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of June 30, 2015 and December 31, 2014 is 1,756,142 million Won and 1,800,387 million Won, respectively)
(Unreserved regulatory reserve for credit loss as of June 30, 2015 and December 31, 2014 is nil, respectively)
(Regulatory reserve for credit loss to be reserved (reversed) as of June 30, 2015 and December 31, 2014 is 124,762 million Won and (-)44,245 million Won, respectively)
(Planned provision (reversal) of regulatory reserve for credit loss as of June 30, 2015 and December 31, 2014 is 124,762 million Won and (-)44,245 million Won, respectively)	13,457,243	14,165,358
Non-controlling interests	116,712	109,924

Total equity	19,022,770	18,093,425

Total liabilities and equity	286,854,481	270,157,219

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Interest income	2,179,107	4,382,477	2,325,326	4,607,677
Interest expense	998,419	2,064,985	1,203,533	2,397,513

Net interest income (Notes 34 and 45)	1,180,688	2,317,492	1,121,793	2,210,164
Fees and commissions income	439,627	855,232	403,992	800,430
Fees and commissions expense	188,525	356,774	177,311	339,693

Net fees and commissions income (Notes 35 and 45)	251,102	498,458	226,681	460,737
Dividend Income (Note 36)	9,750	62,812	23,335	76,690
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	(7,580)	30,034	11,171	13,322
Net gain (loss) on available-for-sale financial assets (Note 38)	5,417	(24,755)	17,274	(36,264)
Impairment losses on credit loss (Note 39 and 45)	(391,778)	(691,057)	(260,085)	(315,151)
General and administrative expenses (Note 40)	(808,704)	(1,535,711)	(760,040)	(1,445,235)
Other net operating income (expenses) (Notes 40 and 45)	36,301	(84,781)	(122,508)	(279,933)

Operating income	275,196	572,492	257,621	684,330
Share of profits (losses) of joint ventures and associates (Notes 13 and 41)	(24,888)	(54,227)	31,352	(42,033)
Other net non-operating income (loss) (Note 41)	43,733	169,309	19,822	7,159

Non-operating income (loss)	18,845	115,082	51,174	(34,874)
Net income before income tax expense	294,041	687,574	308,795	649,456
Income tax expense (Note 42)	65,173	158,755	84,014	163,817

Net income from continuing operations	228,868	528,819	224,781	485,639
Net income from discontinued operations (Notes 47 and 48)	—	—	548,662	661,768

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2015 and 2014 are 309,081 million Won and 952,624 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2015 and 2014 are 404,057 million Won and 1,303,431 million Won, respectively) (Note 32)	228,868	528,819	773,443	1,147,407

Remeasurement of the net defined benefit liability	32,922	(26,888)	7,585	(21,026)

Items that will not be reclassified to profit or loss	32,922	(26,888)	7,585	(21,026)
Gain (loss) on available-for-sale financial assets	(20,032)	44,111	(187,847)	(171,843)
Share of other comprehensive gain (loss) of joint ventures and associates	(7,355)	1,665	(703)	(2,766)
Gain (loss) on foreign currency translation for foreign operations	16,050	1,739	(16,544)	7,000
Loss on valuation of cashflow hedge	—	—	(21,918)	(27,151)

Items that may be reclassified to net income	(11,337)	47,515	(227,012)	(194,760)
Other comprehensive income (loss), net of tax	21,585	20,627	(219,427)	(215,786)
Total comprehensive income	250,453	549,446	554,016	931,621

Net income attributable to:
Net income attributable to owners
Income from continuing operations	226,077	516,857	194,520	417,267
Income from discontinued operations	—	—	678,661	778,691
Net income attributable to non-controlling interests
Income from continuing operations	2,791	11,962	30,260	68,371
loss from discontinued operations	—	—	(129,998)	(116,922)
Total comprehensive income attributable to:
Comprehensive income attributable to owners	249,161	542,539	744,810	1,065,784
Comprehensive income (loss) attributable to non-controlling interests	1,292	6,907	(190,794)	(134,163)
Basic and diluted earnings from continuing and discontinued operations per share (In Korean Won) (Note 43)	274	647	1,204	1,550
Basic and diluted earnings from continuing operations per share (In Korean Won) (Note 43)	274	647	260	528

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2014	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769
Net income (loss)	—	—	—	—	1,195,958	1,195,958	(48,551)	1,147,407
Dividends	—	—	—	—	—	—	(8,029)	(8,029)
Changes due to distribution to owners	(648,685)	—	(68,104)	(2,238,228)	(110,405)	(3,065,422)	(286,564)	(3,351,986)
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	(23)	572	549
Paid in capital stock of consolidated subsidiaries	—	—	(17,110)	—	—	(17,110)	17,391	281
Expenses on stock issued	—	—	(3)	—	—	(3)	—	(3)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	(1,901,406)	(1,901,406)
Loss on valuation of available-for-sale financial assets	—	—	—	(8,084)	—	(8,084)	(98,817)	(106,901)
Changes in equity of joint ventures and associates	—	—	—	(3,905)	—	(3,905)	1,139	(2,766)
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	(14,554)	—	(14,554)	21,554	7,000
Cash flow hedge	—	—	—	(18,220)	—	(18,220)	(8,851)	(27,071)
Remeasurement of the net defined benefit liability	—	—	—	(32,846)	(764)	(33,610)	(639)	(34,249)
Dividends to hybrid securities	—	—	—	—	(14,653)	(14,653)	(75,385)	(90,038)
Redemption of hybrid securities in consolidated subsidiaries	—	—	—	—	(1)	(1)	(702,994)	(702,995)
Changes in treasury shares	—	—	—	(345)	—	(345)	—	(345)

June 30, 2014	3,381,392	498,407	91,262	(2,286,225)	14,182,825	15,867,661	1,938,556	17,806,217

January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	516,857	516,857	11,962	528,819
Dividends	—	—	—	—	(336,635)	(336,635)	(801)	(337,436)
Changes in capital surplus of consolidated subsidiaries	—	—	(22)	—	—	(22)	22	—
Issuance of capital stocks in consolidated subsidiaries	—	—	3,193	—	—	3,193	605	3,798
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	45,182	—	45,182	(1,071)	44,111
Changes in equity of joint ventures and associates	—	—	—	1,665	—	1,665	—	1,665
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	5,705	—	5,705	(3,966)	1,739
Remeasurement of the net defined benefit liability	—	—	—	(26,870)	—	(26,870)	(18)	(26,888)
Dividends to hybrid securities	—	—	—	—	(81,697)	(81,697)	—	(81,697)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—	—	—
Other	—	—	—	—	—	—	55	55

June 30, 2015	3,381,392	3,334,002	294,237	(1,560,816)	13,457,243	18,906,058	116,712	19,022,770

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	For the six months ended June 30
	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	528,819	1,147,407
Adjustments:
Income tax expense (benefit)	158,755	(270,358)
Interest income	(4,382,477)	(5,682,370)
Interest expense	2,064,985	2,886,580
Dividend income	(62,812)	(115,006)

	(2,221,549)	(3,181,154)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	691,057	420,364
Loss on available-for-sale financial assets	24,755	60,980
Impairment loss on investments in subsidiaries and associates	79,556	87,909
Loss on foreign exchange translation	—	81,847
Loss on transaction / valuation of derivative instruments (hedging)	21,737	15,704
Loss on hedged items (fair value hedge)	26,225	43,366
Provisions	64,678	44,940
Retirement benefits	65,759	73,747
Depreciation and amortization	122,642	135,580
Loss on disposal of investments in joint ventures and associates	—	516
Loss on disposal of premises and equipment and other assets	1,382	1,513
Impairment loss on premises and equipment and other assets	315	1,226
Impairment loss on assets-held-for-sale	—	2,422
Impairment loss on disposal group held-for-sale and disposal group held for distribution to owners	—	7,728
Loss on disposal of disposal group held-for-sale	—	46,782

	1,098,106	1,024,624

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	9,327	58,248
Reversal of impairment loss on investments in subsidiaries and associates	25,329	46,492
Gain on foreign exchange translation	—	39,093
Gain on transaction / valuation of derivative instruments (hedging)	25,959	37,550
Gain on hedged items (fair value hedge)	25,075	12,182
Reversal of provisions	305	744
Gain on disposal of investments in joint ventures and associates	52,466	8,629
Gain on disposal of premises and equipment and other assets	6,767	565
Reversal of impairment loss on premises and equipment and other assets	363	226
Gain on disposal of group held-for-sale	—	159,794
Gain on disposal of assets held for sale	—	933
Reversal of impairment loss on assets held-for-sale	—	337
Reversal of impairment loss on disposal group held-for-sale and disposal group held for distribution to owners	—	259

	145,591	365,052

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	79,298	789,592
Loans and receivables	(17,319,760)	(6,047,661)
Other assets	(8,517)	(150,563)
Deposits due to customers	9,953,897	5,999,586
Provision	(67,289)	(79,129)
Net defined benefit liability	(153,838)	(164,599)
Other financial liabilities	6,174,457	(1,265,867)
Other liabilities	(104,107)	4,061

	(1,445,859)	(914,580)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (CONTINUED)

	For the six months ended June 30
	2015	2014
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	4,429,456	5,612,812
Interest expense paid	(2,385,267)	(2,908,708)
Dividends received	62,976	135,220
Income tax paid	(364,093)	(23,514)

Net cash provided by (used in) operating activities	(443,002)	527,055

Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash provided by disposal of subsidiaries (Note 47)	—	1,193,584
Disposal of available-for-sale financial assets	9,778,138	13,584,762
Redemption of held-to-maturity financial assets	3,101,056	2,419,751
Disposal of investments in joint ventures and associates	49,781	152,702
Disposal of premises and equipment	45,800	31,714
Disposal of intangible assets	1,977	44,257
Disposal of assets held for sale	3,711	29,511
Net decrease of derivatives for hedging	—	10,079

	12,980,463	17,466,360

Cash out-flows from investing activities:
Acquisition of Saudara Bank	38,535	—
Acquisition of available-for-sale financial assets	9,733,796	13,233,318
Acquisition of held-to-maturity financial assets	4,258,828	3,528,350
Acquisition of investments in joint ventures and associates	—	55,716
Acquisition of investment properties	—	18
Acquisition of premises and equipment	84,726	58,613
Acquisition of intangible assets	22,567	56,081
Net increase of derivatives for hedging	—	21,211

	14,138,452	16,953,307

Net cash provided by (used in) investing activities	(1,157,989)	513,053

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	1,711,594	—
Issuance of debentures	6,932,832	10,048,098
Paid in capital stock of subsidiaries	—	18,232
Change in ownership interest of subsidiaries	3,786	—
Issuance of hybrid securities	795,179	—
Other increase in non-controlling interests, net	—	60,946

	9,443,391	10,127,276

Cash out-flows from financing activities:
Changes due to distribution to owners	—	792,949
Net decrease in borrowings	—	2,501,565
Repayment of debentures	8,493,434	8,420,073
Payment of dividends	336,635	—
Acquisition of treasury stock	—	348
Expenses on stock issued	—	3
Dividends paid on hybrid securities	78,963	14,699
Dividends paid on non-controlling hybrid securities	—	77,981
Redemption of non-controlling hybrid securities	—	702,995

	8,909,032	12,510,613

Net cash provided by (used in) financing activities	534,359	(2,383,337)

Net decrease in cash and cash equivalents	(1,066,632)	(1,343,229)
Cash and cash equivalents, beginning of the period (Note 6)	5,962,861	6,472,459
Effects of exchange rate changes on cash and cash equivalents	62,332	(30,224)

Cash and cash equivalents, end of the period	4,958,561	5,099,006

See accompanying notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE, 30, 2015 AND FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As of June 30, 2015, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.04% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 974 branches and offices in Korea, and 21 branches and offices overseas as of June 30, 2015.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location
Subsidiaries	Main business	June 30, 2015	December 31, 2014		Financial statements as of
Woori Bank:	Finance
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June, 30
Woori Private Equity Co., Ltd.	Finance	100.0	100.0	Korea	June, 30
Woori Finance Research Institute	Other service business	100.0	100.0	Korea	June, 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June, 30
Woori Investment Bank (*6)	Other credit finance business	58.2	59.5	Korea	June, 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June, 30

		Percentage of ownership (%)		Location
Subsidiaries	Main business	June 30, 2015	December 31, 2014		Financial statements as of
Woori America Bank	Finance	100.0	100.0	U.S.A	June, 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hongkong	June, 30
Woori Bank (China) Limited	”	100.0	100.0	China	June, 30
ZAO Woori Bank	”	100.0	100.0	Russia	June, 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	June, 30
Woori Brazil Bank	”	100.0	100.0	Brazil	June, 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	June, 30
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	June, 30
Woori Finance Cambodia	”	100.0	100.0	Cambodia	June, 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	June, 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	June, 30
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	June, 30
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	June, 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	June, 30
Woori IB Global Bond Co., Ltd. (*3)	”	—	0.0	Korea	—
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	June, 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	June, 30
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	June, 30
Pyeongtaek Ocean Sand Inc. (*1)	”	0.0	0.0	Korea	June, 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	June, 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	June, 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	June, 30
Newyear Eighth Co., Ltd. (*1)	”	0.0	0.0	Korea	June, 30
Jilrian First Co., Ltd. (*1)	”	0.0	0.0	Korea	June, 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	June, 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	—	Korea	June, 30
Principle Guaranteed Trust (*2)	Trust	0.0	0.0	Korea	June, 30
Principle and Interest Guaranteed Trust (*2)	”	0.0	0.0	Korea	June, 30
WooriBank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*5)	Other financial business	31.9	31.9	Korea	June, 30
WooriPrivate Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	June, 30
Woori Bank and Woori Investment Bank:
Haeoreum Short-term Bond 15th and 35 beneficiary certificates for the rest (*4)	Securities Investment	—	—	—	June, 30

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. Though the group is not majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a money trust under Financial Investment Services and Capital Markets Act and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity is deconsolidated as the liquidation procedure was completed during the six months ended June 30, 2015.
(*4)	The entity is a structured entity for the purpose of investment in securities and included in the consolidation scope, considering the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*5)	The entity is included in the consolidation scope, for the Group, as a general partner, has controlling power.
(*6)	The ownership interest as of June 30, 2015 decreased as Woori Private Equity Fund sold its ownership of Woori Investment Bank during the six months ended June 30, 2015.

(3)	As of June 30, 2015, and December 31, 2014, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of June 30, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

	As of December 31, 2014
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the six months ended June 30, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	233,575	200,320	131,758	(1,655)	(1,655)
Woori Private Equity	85,870	42,227	2,700	811	792
Woori Finance Research Institute	3,717	443	2,173	61	60
Woori Card	6,053,209	4,784,353	651,508	75,689	79,997
Woori Investment Bank Co., Ltd.	1,179,414	1,034,528	50,563	6,902	4,553
Woori Credit Information	32,986	6,153	16,343	1,409	1,397
Woori America Bank	1,490,346	1,312,295	32,862	6,579	10,519
Woori Global Markets Asia Limited	245,419	132,080	3,334	816	3,452
Woori Bank (China) Limited	4,445,048	3,954,512	141,082	5,976	17,691
ZAO Woori Bank	266,952	225,205	9,114	4,075	5,152
PT Bank Woori Saudara Indonesia 1906 Tbk	1,642,442	1,302,513	223,954	13,348	(2,328)
Woori Brazil Bank	141,497	111,757	10,441	1,041	(3,223)
Korea BTL Infrastructure Fund	694,168	268	17,444	15,568	15,568
Woori Fund Service	8,868	486	2,584	(263)	(263)
Woori Finance Cambodia	15,189	9,652	1,121	200	322
Money trust under the Trust Business Act	1,489,627	1,461,057	31,308	63	63
Structured entity for the securitization of financial assets	432,146	895,305	12,630	(16,107)	(14,971)
Structured entity for investment in securities	3,494,706	888,216	68,855	2,387	8,773

	As of and for the year ended December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	246,580	211,671	289,485	(1,285)	(4,564)
Woori Private Equity	80,292	37,442	4,387	2,087	2,144
Woori Finance Research Institute	3,682	467	6,619	91	94
Woori Card	5,732,039	4,543,180	1,203,131	89,107	105,438
Woori Investment Bank Co., Ltd.	1,001,542	861,209	84,282	4,536	8,642
Woori Credit Information	33,500	6,049	32,412	2,198	2,082
Woori America Bank	1,338,415	1,170,884	49,945	5,587	12,641
Woori Global Markets Asia Limited	274,132	164,246	6,319	759	5,345
Woori Bank (China) Limited	3,844,399	3,397,735	205,273	8,887	26,980
ZAO Woori Bank	254,716	218,122	12,982	4,418	(18,193)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,735,356	1,390,103	85,851	14,563	17,589
Woori Brazil Bank	164,282	131,319	18,468	1,647	(1,090)
Korea BTL Infrastructure Fund	669,818	262	35,136	31,750	31,750
Woori Fund Service	9,070	426	4,895	(415)	(415)
Woori Finance Cambodia	11,930	6,716	1,790	266	615
Money trust under the Trust Business Act	1,452,201	1,423,694	64,736	603	603
Structured entity for the securitization of financial assets	434,845	882,984	34,734	(22,798)	(100,951)
Security investments structured entity	3,789,630	800,013	69,543	22,465	45,040

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for investment in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of certain jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by such investors including the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the six months ended June 30, 2015 and for the year ended December 31, 2014 are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	12,450,452	37,258,941	6,916,074
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,634,857	2,483,114	1,000,115
Loans and receivables	209,202	2,306,830	26,976
Financial assets at fair value through profit or loss	260,021	—	—
Available-for-sale financial assets	1,007,743	135,174	675,098
Held-to-maturity financial assets	2,157,883	—	—
Investments in joint ventures and associates	—	—	298,041
Derivative assets	8	41,110	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	69,647	830	—
Other liabilities (including provisions)	69,647	830	—
The maximum exposure to risks	5,661,321	3,456,140	1,000,115
Investments	3,634,857	2,483,114	1,000,115
Purchase agreements	961,918	—	—
Credit facilities	1,064,546	973,026	—
Loss recognized on unconsolidated structured entities	—	1,293	79

	December 31, 2014
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,701,441	39,770,040	7,174,629
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	613,105	2,484,397	926,993
Loans and receivables	185,946	2,293,115	—
Financial assets at fair value through profit or loss	190,303	—	—
Available-for-sale financial assets	—	153,606	586,035
Held-to-maturity financial assets	236,807	—	—
Investments in joint ventures and associates	—	—	340,958
Derivative assets	49	37,676	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,638	564	—
Other liabilities (including provisions)	70,638	564	—
The maximum exposure to risks	2,295,445	3,016,797	926,993
Investments	613,105	2,484,395	926,993
Purchase agreements	340,560	—	—
Credit facilities	1,341,780	470,590	—
Other agreements	—	61,812	—
Loss recognized on unconsolidated structured entities	—	6,661	36,961

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2015	December 31, 2014
Woori Investment Bank	62,616	60,121
PT Bank Woori Saudara Indonesia 1906 Tbk	55,498	56,828

2)	Net income attributable to non-controlling interests

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Woori Investment & Securities (*)	—	(125,724)
Woori Investment Bank	2,871	1,481
PT Bank Woori Saudara Indonesia 1906 Tbk	3,467	—

(*)	The entity has been deconsolidated due to the Group’s disposal of the subsidiary for the year ended December 31, 2014.

3)	Dividends to non-controlling interests

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Woori Investment & Securities (*)	—	8,029
PT Bank Woori Saudara Indonesia 1906 Tbk	778	—

(*)	The entity has been deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

4)	Change of non-controlling interest due to merger

Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank during the year ended December 31, 2014, and then changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. Due to the merger, the Bank’s ownership interest of the company decreased from 95.2% to 74.0%. At the same time, the non-controlling interests increased by 49,134 million Won, and the increase was recognized as the decrease of equity attributable to the owner of the Group (Note 51).

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2014 for understanding of the accompanying consolidated financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim consolidated financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2014.

1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The adoption of the amendments has no significant impact on the consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2014.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Loans and receivables:
Korean treasury and government agencies	16,984,074	15,171,424
Banks	20,404,809	18,063,113
Corporates	92,618,505	86,476,378
Consumers	109,712,492	103,659,220

Sub-total	239,719,880	223,370,135

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	19,213	13,816
Debt securities held for trading	2,343,921	2,248,619
Derivative assets for trading	2,176,837	2,111,467

Sub-total	4,539,971	4,373,902

Available-for-sale (“AFS”) debt securities	15,285,447	13,929,502
Held-to-maturity (“HTM”) securities	14,328,789	13,044,448
Derivative assets for hedging	202,732	196,061
Off-balance accounts :
Guarantees	18,187,720	18,027,919
Loan commitments	89,510,795	89,637,659

Sub-total	107,698,515	107,665,578

Total	381,775,334	362,579,626

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	226,797,745	3,232,135	2,417,256	534,918	245,447	6,492,379	239,719,880
Financial assets at FVTPL (*2)	2,343,921	—	—	19,213	—	—	2,363,134
AFS debt securities	14,994,493	33,737	82,693	—	—	174,524	15,285,447
HTM securities	14,189,412	—	20,965	—	—	118,412	14,328,789
Off-balance accounts	105,024,995	946,468	109,381	69,951	17,668	1,530,052	107,698,515

Total	363,350,566	4,212,340	2,630,295	624,082	263,115	8,315,367	379,395,765

	December 31, 2014
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	212,449,592	2,816,702	2,077,362	529,898	231,580	5,265,001	223,370,135
Financial assets at FVTPL (*2)	2,248,619	—	—	13,816	—	—	2,262,435
AFS debt securities	13,630,602	21,713	83,817	—	—	193,370	13,929,502
HTM securities	12,988,233	—	20,578	—	—	35,637	13,044,448
Off-balance accounts	105,379,926	810,798	109,327	30,682	22,116	1,312,729	107,665,578

Total	346,696,972	3,649,213	2,291,084	574,396	253,696	6,806,737	360,272,098

(*1)	Others consist of financial assets in Indonesia, Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,734,234	38,013,338	38,563,736	5,097,791	102,598,105	7,712,676	239,719,880
Financial assets at FVTPL (*1)	8,064	—	1,237,501	6,029	—	1,111,540	2,363,134
AFS debt securities	892,160	35,378	10,567,368	31,384	—	3,759,157	15,285,447
HTM securities	2,091,960	—	8,518,807	472,209	—	3,245,813	14,328,789
Off-balance accounts	19,422,202	29,006,292	18,632,343	5,734,136	29,559,221	5,344,321	107,698,515

Total	70,148,620	67,055,008	77,519,755	11,341,549	132,157,326	21,173,507	379,395,765

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,360,779	34,440,991	33,001,223	4,934,866	95,561,400	9,070,876	223,370,135
Financial assets at FVTPL (*1)	—	—	1,173,672	6,025	—	1,082,738	2,262,435
AFS debt securities	908,885	86,239	8,496,984	10,000	—	4,427,394	13,929,502
HTM securities	1,802,707	—	7,011,702	473,133	—	3,756,906	13,044,448
Off-balance accounts	18,327,049	35,325,448	14,611,613	5,822,769	27,890,865	5,687,834	107,665,578

Total	67,399,420	69,852,678	64,295,194	11,246,793	123,452,265	24,025,748	360,272,098

(*1)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	June 30, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,988,418	20,417,378	51,904,189	31,739,072	7,541,266	91,184,527	108,486,443	237,076,766
Loans and receivables overdue but not impaired	—	261	69,883	141,717	14,059	225,659	1,085,773	1,311,693
Impaired loans and receivables	—	—	2,338,732	588,366	460,701	3,387,799	612,985	4,000,784

Gross loans and receivables	16,988,418	20,417,639	54,312,804	32,469,155	8,016,026	94,797,985	110,185,201	242,389,243

Allowance for credit losses	4,344	12,830	1,386,596	639,406	153,478	2,179,480	472,709	2,669,363

Total, net	16,984,074	20,404,809	52,926,208	31,829,749	7,862,548	92,618,505	109,712,492	239,719,880

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,175,161	18,073,440	47,346,422	30,217,255	7,070,507	84,634,184	102,348,847	220,231,632
Loans and receivables overdue but not impaired	—	—	59,501	116,155	44,230	219,886	1,130,426	1,350,312
Impaired loans and receivables	—	—	2,697,017	693,965	621,039	4,012,021	730,076	4,742,097

Gross loans and receivables	15,175,161	18,073,440	50,102,940	31,027,375	7,735,776	88,866,091	104,209,349	226,324,041

Allowance for credit losses	3,737	10,327	1,513,561	720,397	155,755	2,389,713	550,129	2,953,906

Total, net	15,171,424	18,063,113	48,589,379	30,306,978	7,580,021	86,476,378	103,659,220	223,370,135

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2015
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	16,984,074	20,404,548	39,452,534	14,907,369	5,154,149	59,514,052	103,628,839	200,531,513
Lower grade (*2)	—	—	12,052,746	16,502,210	2,311,635	30,866,591	4,670,559	35,537,150

Total	16,984,074	20,404,548	51,505,280	31,409,579	7,465,784	90,380,643	108,299,398	236,068,663

Value of collateral	—	459,899	17,862,789	24,334,975	4,327,209	46,524,973	89,347,967	136,332,839

	December 31, 2014
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	15,171,424	18,063,113	33,452,114	11,982,008	4,395,653	49,829,775	97,539,727	180,604,039
Lower grade (*2)	—	—	13,543,336	17,878,446	2,626,124	34,047,906	4,630,874	38,678,780

Total	15,171,424	18,063,113	46,995,450	29,860,454	7,021,777	83,877,681	102,170,601	219,282,819

Value of collateral	814	378,858	16,429,701	23,260,308	3,862,733	43,552,742	81,571,671	125,504,085

(*1)	AAA~BBB for Corporates and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 1,008,103 million Won and 948,813 million Won as of June 30, 2015 and as of December 31, 2014, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	June 30, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	124	65,888	101,333	—	167,221	894,303	1,061,648
30 to 60 days	—	100	1,911	12,953	14,059	28,923	90,068	119,091
60 to 90 days	—	37	431	13,457	—	13,888	49,709	63,634

Total	—	261	68,230	127,743	14,059	210,032	1,034,080	1,244,373

Value of collateral (*)	—	—	16,222	109,820	14,059	140,101	757,344	897,445

	December 31, 2014
Overdue	Korean treasury and government agencies	Banks	Corporates					Total
			General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers
Less than 30 days	—	—	54,282	87,404	31,385	173,071	940,488	1,113,559
30 to 60 days	—	—	2,748	15,359	—	18,107	91,111	109,218
60 to 90 days	—	—	753	4,583	—	5,336	47,784	53,120

Total	—	—	57,783	107,346	31,385	196,514	1,079,383	1,275,897

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	844,864	958,069

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 67,320 million Won and 74,415 million Won as of June 30, 2015 and December 31, 2014, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,352,698	292,427	382,705	2,027,830	379,014	2,406,844
Value of collateral (*)	—	—	1,033,246	337,672	258,074	1,628,992	315,737	1,944,729

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,536,146	339,178	526,859	2,402,183	409,236	2,811,419
Value of collateral (*)	—	—	1,061,188	410,337	362,961	1,834,486	349,916	2,184,402

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,593,940 million Won and 1,930,678 million Won as of June 30, 2015 and December 31, 2014, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2015
	Debt securities held for trading	AFS debt securities	HTM securities	Total
AAA	1,402,757	11,946,233	13,700,904	27,049,894
AA- ~ AA+	651,559	2,866,845	507,536	4,025,940
BBB- ~ A+	289,605	462,809	120,349	872,763
Below BBB-	—	9,560	—	9,560

Total	2,343,921	15,285,447	14,328,789	31,958,157

	December 31, 2014
	Debt securities held for trading	AFS debt securities	HTM securities	Total
AAA	1,697,680	11,016,048	12,968,971	25,682,699
AA- ~ AA+	309,540	2,495,817	37,964	2,843,321
BBB- ~ A+	241,399	410,755	37,513	689,667
Below BBB-	—	6,882	—	6,882

Total	2,248,619	13,929,502	13,044,448	29,222,569

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying the profit changes in short term due to the short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average Value at Risk(“VaR”) for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, and the VaR as of June 30, 2015 and December 31, 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2015	For the six months ended June 30, 2015			As of December 31, 2014	For the year ended December 31, 2014
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,303	2,375	3,498	1,211	1,403	1,982	14,948	1,029
Stock price	3,211	1,740	3,941	531	977	1,199	1,835	494
Foreign currencies	2,823	3,727	4,847	2,823	2,834	2,940	4,051	1,998
Commodity price	55	62	198	5	174	76	244	2
Diversification	(3,849)	(3,293)	(6,928)	(388)	(2,277)	(2,557)	(6,562)	(1,108)

Total VaR	5,543	4,611	5,556	4,182	3,111	3,640	14,516	2,415

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	June 30, 2015		December 31, 2014
Name of scenario	NII	NPV	NII	NPV
Base case	4,038,308	21,166,803	4,066,282	20,834,907
Base case (Prepay)	4,047,737	20,389,292	4,069,926	20,031,483
IR 100bp up	4,376,473	20,505,468	4,399,344	20,556,629
IR 100bp down	3,684,580	21,883,889	3,738,667	21,118,466
IR 200bp up	4,714,671	19,896,854	4,732,405	20,287,594
IR 200bp down	3,153,010	22,660,898	3,355,164	21,403,671
IR 300bp up	5,052,868	19,336,809	5,065,465	20,029,447
IR 300bp down	2,226,087	23,582,252	2,562,087	21,689,568

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries other than the Bank are as follows (Unit: Korean Won in millions):

June 30, 2015		December 31, 2014
EaR	VaR	EaR	VaR
180,845	137,283	137,081	80,800

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	127,350,752	39,316,731	9,663,937	8,890,992	46,954,112	30,377,855	262,623,276
AFS financial assets	2,803,323	3,104,386	820,845	2,073,233	7,126,838	825,916	16,754,541
HTM financial assets	2,014,532	1,296,183	951,802	1,473,511	8,489,347	922,489	15,147,864

Total	132,168,607	43,717,300	11,436,584	12,437,736	62,639,194	32,126,260	294,525,681

Liability:
Deposits due to customers	86,561,922	36,934,024	25,303,684	19,761,628	30,139,865	212,402	198,913,525
Borrowings	11,890,013	2,055,056	1,061,875	820,670	3,186,553	564,764	19,578,931
Debentures	2,167,090	2,930,099	2,946,270	1,127,382	10,788,185	5,234,303	25,193,329

Total	100,619,025	41,919,179	29,311,829	21,709,680	44,114,603	6,011,469	243,685,785

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	124,874,333	37,039,170	7,644,952	7,923,544	45,827,482	26,316,111	249,625,592
AFS financial assets	1,486,603	2,187,500	2,457,467	3,545,923	7,014,968	811,079	17,503,540
HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,560,364	124,025	13,746,737

Total	128,555,421	40,080,534	11,134,851	12,451,034	61,402,814	27,251,215	280,875,869

Liability:
Deposits due to customers	85,886,222	29,642,605	20,375,470	23,367,861	29,589,229	173,233	189,034,620
Borrowings	9,940,465	1,815,735	596,439	1,175,954	3,536,640	603,054	17,668,287
Debentures	3,589,060	2,321,152	2,104,165	2,872,430	10,876,612	4,923,245	26,686,664

Total	99,415,747	33,779,492	23,076,074	27,416,245	44,002,481	5,699,532	233,389,571

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	June 30, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,701	26,642,315	131,866	1,209,408	19,189	3,474,976	1,259	1,587,296	3,084,668	35,998,663
Financial assets at FVTPL	140	157,196	127	1,163	—	—	2	3,025	11	161,395
AFS financial assets	188	211,395	244	2,240	183	33,227	—	586	334,777	582,225
HTM financial assets	18	19,741	—	—	—	—	—	—	119,636	139,377

Total	24,047	27,030,647	132,237	1,212,811	19,372	3,508,203	1,261	1,590,907	3,539,092	36,881,660

	June 30, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	207	232,611	610	5,598	—	—	15	18,781	19,764	276,754
Deposits due to customer	9,479	10,655,756	99,723	914,614	15,922	2,883,375	416	524,722	1,603,872	16,582,339
Borrowings	8,330	9,364,103	31,116	285,376	531	96,102	402	506,928	146,271	10,398,780
Debentures	3,544	3,983,977	9,347	85,722	900	162,981	—	—	515,795	4,748,475
Other financial liabilities	3,409	3,832,110	8,118	74,458	6,256	1,132,942	109	137,678	1,002,535	6,179,723

Total	24,969	28,068,557	148,914	1,365,768	23,609	4,275,400	942	1,188,109	3,288,237	38,186,071

Off-balance accounts	11,407	12,822,102	35,583	326,352	766	138,716	575	724,626	3,432,121	17,443,917

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,863	24,031,428	164,658	1,515,086	16,335	2,888,248	952	1,272,156	2,785,998	32,492,916
Financial assets at FVTPL	196	215,576	160	1,475	—	—	—	275	56	217,382
AFS financial assets	195	214,465	244	2,247	121	21,371	1	1,043	122,595	361,721
HTM financial assets	19	20,743	—	—	—	—	—	—	35,472	56,215

Total	22,273	24,482,212	165,062	1,518,808	16,456	2,909,619	953	1,273,474	2,944,121	33,128,234

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	232	255,315	788	7,252	—	36	1	971	6,451	270,025
Deposits due to customer	7,794	8,567,409	94,684	871,225	13,466	2,380,898	318	424,483	1,658,974	13,902,989
Borrowings	7,705	8,469,325	46,689	429,608	195	34,436	360	481,645	76,036	9,491,050
Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	631,284	5,817,589
Other financial liabilities	1,745	1,917,992	9,231	84,941	400	70,804	227	303,942	950,020	3,327,699

Total	21,881	24,052,152	184,956	1,701,858	14,261	2,521,536	906	1,211,041	3,322,765	32,809,352

Off-balance accounts	12,076	13,273,813	53,436	491,683	2,592	458,228	808	1,079,887	2,140,306	17,443,917

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations due to its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	881,672	202	152	—	173,890	—	1,055,916
Deposits due to customers	110,006,822	30,874,776	21,883,171	27,428,062	8,581,822	3,671,286	202,445,939
Borrowings	8,497,089	2,395,012	1,664,688	1,518,221	4,989,667	563,502	19,628,179
Debentures	2,167,056	2,930,180	2,945,670	1,127,350	10,788,102	5,234,348	25,192,706
Other financial liabilities	12,960,178	54,842	5,260	3,714	179,274	2,778,644	15,981,912

Total	134,512,817	36,255,012	26,498,941	30,077,347	24,712,755	12,247,780	264,304,652

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	110,179,135	23,846,554	17,005,409	30,637,932	7,137,817	4,073,163	192,880,010
Borrowings	8,200,116	2,789,746	686,701	1,498,409	3,905,808	605,249	17,686,029
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	130,493,987	28,984,397	19,865,722	35,014,284	22,111,076	12,644,602	249,114,068

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	881,672	202	152	—	173,890	—	1,055,916
Deposits due to customers	119,102,928	33,359,955	20,486,594	19,282,613	7,252,254	2,495,108	201,979,452
Borrowings	8,497,570	2,366,622	1,661,138	1,497,967	4,931,607	563,502	19,518,406
Debentures	2,167,056	2,930,180	2,945,670	1,127,350	10,788,102	5,234,348	25,192,706
Other financial liabilities	12,960,178	54,842	5,260	3,714	179,274	2,778,644	15,981,912

Total	143,609,404	38,711,801	25,098,814	21,911,644	23,325,127	11,071,602	263,728,392

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	120,225,687	26,494,101	15,745,613	21,902,361	5,179,702	2,765,755	192,313,219
Borrowings	8,201,615	2,789,664	685,516	1,498,159	3,905,808	605,249	17,686,011
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	140,542,038	31,631,862	18,604,741	26,278,463	20,152,961	11,337,194	248,547,259

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2015 and December 31, 2014 as follow:

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
June 30, 2015	2,229,160	3,573	2,352	849	1,797	—	2,237,731
December 31, 2014	2,138,589	602	407	170	87	—	2,139,855

4)	Maturity analysis of off-balance accounts such as guarantees and commitments

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	June 30, 2015	December 31, 2014
Guarantees	18,187,720	18,027,919
Loan commitments	89,510,795	89,637,659

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group maintains the operational risk management system under Basel II. The Group developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision within Bank for International Settlement and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 4.5% common equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of June 30, 2015 and December 31, 2014. The details are as following (Unit: Korean won in millions):

	June 30, 2015	December 31, 2014
Tier 1 capital	13,149,791	13,111,803
Other Tier 1 capital	3,018,821	2,534,622
Tier 2 capital	4,890,543	5,211,287

Total risk-adjusted capital	21,059,155	20,857,712

Risk-weighted assets for credit risk	139,187,556	135,697,864
Risk-weighted assets for market risk	2,316,950	1,666,819
Risk-weighted assets for operational risk	8,876,306	8,958,341

Total risk-weighted assets	150,380,812	146,323,024

Common equity Tier 1 ratio	8.74%	8.96%
Tier 1 capital ratio	10.75%	10.69%

Total capital ratio	14.00%	14.25%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

Details of products and services
Consumer banking	Loans/deposits and financial services for individual, etc.
Corporate banking	Loans/deposits and export/import, financial services for institutional clients, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity and fund investment related business, venture advisory related tasks, real estate SOC development projects, etc.
Capital market	Fund management, investment securities and investments in derivatives, etc.
Headquarter and others	Segments that do not belong to above segments

1)	Details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	88,020,235	104,482,882	6,345,007	11,454,605	81,227,369	291,530,098	(4,675,617)	286,854,481
Liabilities	47,521,898	157,287,233	130,654	10,274,218	50,668,592	265,882,595	1,949,116	267,831,711

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	82,415,399	275,130,855	(4,973,636)	270,157,219
Liabilities	47,625,472	145,999,344	136,603	4,957,708	51,283,487	250,002,614	2,061,180	252,063,794

2)	Details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income	610,554	817,702	467	19,188	573,056	2,020,967	296,525	2,317,492
Interest income	1,419,971	1,664,903	77,728	10,594	1,045,506	4,218,702	163,775	4,382,477
Interest expense	(661,081)	(958,005)	(9)	(42)	(578,598)	(2,197,735)	132,750	(2,064,985)
Inter-segment	(148,336)	110,804	(77,252)	8,636	106,148	—	—	—
Net non-interest income	275,654	261,966	47,779	16,286	267,598	869,283	(472,472)	396,811
Non-interest income	423,044	251,942	210,747	2,164,594	1,934,190	4,984,517	(264,764)	4,719,753
Non-interest expense	(157,580)	(7,344)	(162,968)	(2,148,308)	(1,639,034)	(4,115,234)	(207,708)	(4,322,942)
Inter-segment	10,190	17,368	—	—	(27,558)	—	—	—
Other income (expense)	(869,706)	(991,551)	21,329	(24,118)	(458,232)	(2,322,278)	180,467	(2,141,811)
Administrative expense	(861,199)	(429,679)	(6,215)	(7,722)	(366,234)	(1,671,049)	135,338	(1,535,711)
Reversal of impairment losses (impairment losses) due to credit loss and others	(8,507)	(561,872)	27,544	(16,396)	(91,998)	(651,229)	45,129	(606,100)
Operating income	16,502	88,117	69,575	11,356	382,422	567,972	4,520	572,492
Non-operating income (expense)	(13,089)	(2,460)	23,870	24	121,326	129,671	(14,589)	115,082
Net income before income tax expense	3,413	85,657	93,445	11,380	503,748	697,643	(10,069)	687,574
Income tax expense	(826)	(20,729)	(22,614)	(2,754)	(121,907)	(168,830)	10,075	(158,755)
Net income	2,587	64,928	70,831	8,626	381,841	528,813	6	528,819

	For the six months ended June 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income	360,104	435,208	7,086	7,935	219,971	1,030,304	1,179,860	2,210,164
Interest income	750,678	910,221	54,641	6,636	686,561	2,408,737	2,198,940	4,607,677
Interest expense	(400,998)	(546,186)	(6)	(20)	(431,223)	(1,378,433)	(1,019,080)	(2,397,513)
Inter-segment	10,424	71,173	(47,549)	1,319	(35,367)	—	—	—
Net non-interest income	125,254	103,501	22,868	5,681	356,699	614,003	(433,924)	180,079
Non-interest income	154,008	105,072	99,257	753,867	1,333,781	2,445,985	1,803,491	4,249,476
Non-interest expense	(33,922)	(8,525)	(76,389)	(748,186)	(964,960)	(1,831,982)	(2,237,415)	(4,069,397)
Inter-segment	5,168	6,954	—	—	(12,122)	—	—	—
Other income (expense)	(409,348)	(159,165)	2,048	(18,329)	(394,520)	(979,314)	(726,599)	(1,705,913)
Administrative expense	(395,011)	(189,016)	(2,491)	(3,678)	(296,119)	(886,315)	(558,919)	(1,445,234)
Reversal of impairment losses (Impairment losses) due to credit loss and others	(14,337)	29,851	4,539	(14,651)	(98,401)	(92,999)	(167,680)	(260,679)
Operating income (loss)	76,010	379,544	32,002	(4,713)	182,150	664,993	19,337	684,330
Non-operating income (expense)	(17,079)	(991)	11,608	2	412,991	406,531	(441,405)	(34,874)
Net income (loss) before income tax expense	58,931	378,553	43,610	(4,711)	595,141	1,071,524	(422,068)	649,456
Income tax expense	(14,262)	(91,609)	(10,553)	1,138	319,279	203,993	(367,810)	(163,817)
Net income (loss) from continuing operations	44,669	286,944	33,057	(3,573)	914,420	1,275,517	(789,878)	485,639

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2015 and 2014 amounted to 8,589,649 million Won and 8,601,069 million Won, respectively, and revenue from the foreign customers amounted to 512,581 million Won and 256,084 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of June 30, 2015 and December 31, 2014 are 3,723,256 million Won and 3,591,351 million Won, respectively, and in foreign countries are 207,614 million Won and 211,465 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Cash and checks	2,368,331	2,597,984
Foreign currencies	671,381	585,728
Demand deposits	1,288,222	2,017,798
Fixed deposits	630,627	761,351

Total	4,958,561	5,962,861

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	44,111	(106,901)
Changes in other comprehensive income (loss) of investment in associates	1,665	(2,766)
Changes in other comprehensive income of foreign currencies translation of foreign operations	1,739	7,000
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(26,888)	(34,249)
Changes in investments in associates due to equity swap and others	74,481	53,511
Changes in unpaid dividends of hybrid equity securities	2,734	(281)
Changes in payables due to intangible assets	165,496	—

7.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Financial assets held for trading	4,692,516	4,536,918
Financial assets designated at FVTPL	11,296	17,262

Total	4,703,812	4,554,180

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Deposits:
Gold banking assets	19,213	13,816
Securities:
Debt securities
Korean treasury and government agencies	747,648	668,886
Financial institutions	924,337	927,121
Corporates	641,936	620,312
Equity securities	98,301	99,988
Beneficiary certificates	34,526	48,291
CMA securities	30,000	32,300
Securities loaned	19,718	14,737

Sub-total	2,496,466	2,411,635

Derivatives assets	2,176,837	2,111,467

Total	4,692,516	4,536,918

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Equity-linked securities	—	6,066
Equity securities	11,296	11,196

Total	11,296	17,262

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Debt securities:
Korean treasury and government agencies	3,220,659	3,171,580
Financial institutions	6,675,714	6,731,461
Corporates	3,668,795	2,827,250
Asset-backed securities	254,105	157,741
Bond denominated in foreign currencies	535,425	298,900
Sub-total	14,354,698	13,186,932
Equity securities	1,405,379	1,421,374
Beneficiary certificates	1,971,086	3,452,611
Securities loaned	895,687	686,096
Others	30,925	63,832

Total	18,657,775	18,810,845

9.	HELD TO MATURITY FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Korean treasury and government agencies	3,229,505	4,128,344
Financial institutions	4,729,169	4,389,592
Corporates	6,230,738	4,470,297
Bond denominated in foreign currencies	139,377	56,215

Total	14,328,789	13,044,448

10.	LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Due from banks	12,492,790	11,100,572
Loans	215,243,649	204,818,820
Other receivables	11,983,441	7,450,743

Total	239,719,880	223,370,135

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	9,946,695	9,120,180
Due from depository banks	1,000	1,000
Due from non-depository	8,725	277,337
Due from the Korea Exchange	1,424	1,580
Others	196,792	182,750
Allowance for credit losses	(2,513)	(2,305)

Sub-total	10,152,123	9,580,542

Due from banks in foreign currencies:
Due from banks on demand	767,241	312,022
Time deposits	1,018,950	712,972
Others	557,254	497,454
Allowance for credit losses	(2,778)	(2,418)

Sub-total	2,340,667	1,520,030

Total	12,492,790	11,100,572

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	June 30, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	9,946,695	Reserve deposits on BOK Act
Others	NH Investment & Securities Co., Ltd. and others	196,792	Treasury stock trust contracts and others

		10,143,487

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	703,588	Reserve deposits on BOK Act and others
Others	Central Bank of China and others	529,152	Deposit reserves and others

		1,232,740

		11,376,227

Financial institution	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	9,120,180	Reserve deposits on BOK Act
Others	NH Investment & Securities Co., Ltd. and others	182,750	Treasury stock trust contracts and others

		9,302,930

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	296,447	Reserve deposits on BOK Act and others
Others	The Central Bank of China and others	469,974	Deposit reserves and others

		766,421

		10,069,351

(4)	Loans are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Loans in local currency	175,226,523	167,261,592
Loans in foreign currencies	13,342,797	11,281,016
Domestic bankers’ letter of credit	5,326,029	5,712,049
Credit card accounts	5,408,237	5,113,684
Bills bought in foreign currencies	7,385,408	5,552,421
Bills bought in local currency	243,261	258,707
Factoring receivables	142,701	92,205
Advances for customers on guarantees	52,309	52,619
Privately placed bonds	294,046	346,284
Loans to be converted to equity securities	498	498
Securitized loans	217,183	295,506
Call loans	2,264,979	4,174,735
Bonds purchased under resale agreements	7,252,853	6,891,629
Others	44,350	44,378
Loan origination costs and fees	405,367	367,898
Present value discount	(4,181)	(16,913)
Allowance for credit losses	(2,358,711)	(2,609,488)

Total	215,243,649	204,818,820

(5)	Other loan and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
CMA accounts	193,000	186,000
Receivables	9,498,890	4,662,557
Accrued income	896,134	885,141
Telex and telephone subscription rights and refundable deposits	1,094,292	1,075,068
Other receivables	606,486	981,672
Allowance for credit losses	(305,361)	(339,695)

Total	11,983,441	7,450,743

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net reversal of provision (net provision)	(80,166)	(645,485)	(78,511)	14,342	(789,820)
Recoveries of loans previously charged off	(13,569)	(65,719)	(15,606)	—	(94,894)
Charge-offs	154,973	649,570	88,690	235	893,468
Sales of loans and receivables	2,242	84,061	—	801	87,104
Unwinding effect	6,646	52,137	—	—	58,783
Others	133	98,970	—	30,799	129,902

Ending balance	(256,176)	(1,954,556)	(134,544)	(324,087)	(2,669,363)

	For the six months ended June 30, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net reversal of provision (net provision)	(75,329)	(355,803)	(92,214)	14,570	(508,776)
Recoveries of loans previously charged off	(5,815)	(38,508)	(12,920)	—	(57,243)
Charge-offs	56,154	375,706	78,256	461	510,577
Sales of loans and receivables	2,736	68,899	—	979	72,614
Unwinding effect	9,237	69,892	337	233	79,699
Others	(4,158)	131,557	(6)	89,533	216,926

Ending balance	(313,079)	(2,540,815)	(132,160)	(347,781)	(3,333,835)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-count (“OTC”) but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	19,213	—	—	19,213
Debt securities	594,930	1,718,991	—	2,313,921
Equity securities	98,301	—	—	98,301
Beneficiary certificates	—	34,526	—	34,526
CMA securities	—	30,000	—	30,000
Securities loaned	19,718	—	—	19,718
Derivative assets	17	2,125,360	51,460	2,176,837

Sub-total	732,179	3,908,877	51,460	4,692,516

Financial assets designed at FVTPL
Equity securities	—	152	11,144	11,296

AFS financial assets
Debt securities	2,262,808	12,091,890	—	14,354,698
Equity securities	335,362	—	1,070,017	1,405,379
Beneficiary certificates	—	1,608,112	362,974	1,971,086
Securities loaned	781,212	114,475	—	895,687
Others	—	25,503	5,422	30,925

Sub-total	3,379,382	13,839,980	1,438,413	18,657,775

Derivative assets	—	196,021	6,711	202,732

Total	4,111,561	17,945,030	1,507,728	23,564,319

Financial liabilities:
Financial liabilities held for trading
Deposits	19,396	—	—	19,396
Derivative liabilities	38,172	2,144,693	53,010	2,235,875

Sub-total	57,568	2,144,693	53,010	2,255,271

Financial liabilities designated at FVTPL
Equity-linked securities	—	318	840,955	841,273
Debentures	—	160,721	—	160,721

Sub-total	—	161,039	840,955	1,001,994

Derivative liability	—	1,856	—	1,856

Total	57,568	2,307,588	893,965	3,259,121

	December 31, 2014
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	587,593	1,628,726	—	2,216,319
Equity securities	99,988	—	—	99,988
Beneficiary certificates	—	48,291	—	48,291
CMA securities	—	32,300	—	32,300
Securities loaned	14,737	—	—	14,737
Derivative assets	56	2,062,137	49,274	2,111,467

Sub-total	716,190	3,771,454	49,274	4,536,918

Financial assets designed at FVTPL
Equity-linked securities	—	—	6,066	6,066
Equity securities	629	—	10,567	11,196

Sub-total	629	—	16,633	17,262

AFS financial assets
Debt securities	2,731,782	10,455,150	—	13,186,932
Equity securities	389,456	—	1,031,918	1,421,374
Beneficiary certificates	—	3,096,917	355,694	3,452,611
Securities loaned	475,748	210,348	—	686,096
Others	—	49,591	14,241	63,832

Sub-total	3,596,986	13,812,006	1,401,853	18,810,845

Derivative assets	—	184,115	11,946	196,061

Total	4,313,805	17,767,575	1,479,706	23,561,086

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,092,325	41,711	2,139,855

Sub-total	19,746	2,092,325	41,711	2,153,782

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,251,904	403,704	2,675,354

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of June 30, 2015 and December 31, 2014, that are amounting to 51,566 million Won and 41,022 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the six months ended June 30, 2015 is 6,066 million Won and related gain from the disposals is 66 million Won.

Financial assets and liabilities designated at FVTPL, financial assets and liabilities held for trading, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, credit spread

Equity securities	Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market Risk Premium, Beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

Financial instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, dividend and convenience yield, correlation, volatility, Credit spread, and foreign exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	-1~1	Volatility of fair value increases as correlation increases
		Historical variability	0%~70%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	0%~100%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	-1~1	Volatility of fair value increases as correlation increase
		Historical variability	0%~70%	Volatility of fair value increase due to historical variability increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation	-1~1	Compound financial instrument’s fair value increases as both of historical variability and correlation increase when correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease
		Historical variability	0%~70%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2015
Financial assets:
Financial assets held for trading:
Derivative assets(*3)	49,274	56,301	—	(710)	(52,396)	(1,009)	51,460
Financial assets designed at FVTPL:
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Equity securities	10,567	577	—	—	—	—	11,144

Sub-total	16,633	577	—	—	(6,066)	—	11,144

AFS financial assets:
Equity securities (*4)	1,031,918	(28,736)	47,838	54,797	(24,260)	(11,540)	1,070,017
Beneficiary certificates	355,694	5,674	(9,026)	67,995	(57,363)	—	362,974
Others	14,241	(7,064)	1,484	—	(3,239)	—	5,422

Sub-total	1,401,853	(30,126)	40,296	122,792	(84,862)	(11,540)	1,438,413

Derivative assets	11,946	4,176	—	—	(9,411)	—	6,711

Total	1,479,706	30,928	40,296	122,082	(152,735)	(12,549)	1,507,728

	For the six months ended June 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2015
Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities (*3)	41,711	56,111	—	6,332	(50,210)	(934)	53,010
Financial liabilities designated at FVTPL:
Equity-linked securities	361,993	9,067	—	746,889	(276,994)	—	840,955

Total	403,704	65,178	—	753,221	(327,204)	(934)	893,965

(*1)	The loss amounting to 46,303 million Won for the six months ended June 30, 2015, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity related derivatives and interest rate related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

	For the six months ended June 30, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	Decrease for the sales or the spin- off of the subsidiaries	June 30, 2014
Financial assets:
Financial assets held for trading:
Derivative assets	307,782	5,112	—	4,499	(34,090)	—	(193,183)	90,120
Others	6,185	(724)	—	—	(4,433)	—	(1,028)	—

Sub-total	313,967	4,388	—	4,499	(38,523)	—	(194,211)	90,120

Financial assets designed at FVTPL:
Equity-linked securities	408,120	(305)	—	324,205	(82,468)	—	(643,454)	6,098
Debt securities	2,676	27	—	—	(1,148)	—	—	1,555
Equity securities	10,579	(12)	—	—	—	—	—	10,567

Sub-total	421,375	(290)	—	324,205	(83,616)	—	(643,454)	18,220

AFS financial assets:
Debt securities (*3)	9,050	(6,048)	—	—	—	1,825	(4,827)	—
Equity securities (*4)	1,843,889	(68,901)	(7,736)	38,372	(79,266)	(4,682)	(672,056)	1,049,620
Beneficiary certificates (*3)	562,941	19,576	(13,515)	29,530	(60,870)	(1,935)	(199,596)	336,131
Others (*3)	102,914	(2,440)	(934)	12,898	—	(70,000)	(27,998)	14,440

Sub-total	2,518,794	(57,813)	(22,185)	80,800	(140,136)	(74,792)	(904,477)	1,400,191

Derivative assets	14,608	4,526	—	—	(8,421)	—	—	10,713

Total	3,268,744	(49,189)	(22,185)	409,504	(270,696)	(74,792)	(1,742,142)	1,519,244

Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities (*5)	253,419	(4,371)	—	2,980	(41,669)	(53)	(179,837)	30,469
Financial liabilities designated at FVTPL:
Equity-linked securities (*6)	5,587,261	38,964	—	2,060,809	(862,117)	(21,189)	(6,545,932)	257,796
Derivative liabilities	—	—	4,050	—	—	—	(4,050)	—

Total	5,840,680	34,593	4,050	2,063,789	(903,786)	(21,242)	(6,729,819)	288,265

(*1)	The loss amounting to 155, 319 million Won for the six months ended June 30, 2014, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred from level 2 into level 3 or vice versa upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as using quoted price in inactive market or values from external valuation specialists, for the AFS financial assets.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*5)	The item transferred out of level 3 is an interest rate swap contract including a call option, and due to the exercise of the option during the period, the derivative instrument has been reclassified from level 3 to level 2.
(*6)	Since the observable market data for equity-linked securities has been available, such securities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis through reasonable changes of the unobservable inputs used to measure Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of June 30, 2015 and December 31, 2014 (Unit: Korean Won in millions).

	As of June 30, 2015				As of December 31, 2014
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	12,638	(2,434)	—	—	14,093	(6,471)	—	—
Financial assets designed at FVTPL:
Equity securities (*5)	804	(747)	—	—	—	—	—	—
AFS financial Assets
Equity securities (*3)	—	—	57,025	(26,667)	—	—	80,085	(39,055)
Beneficiary certificates (*4)	—	—	4,563	(4,333)	—	—	3,430	(3,243)
Others (*4)	—	—	91	(90)	—	—	6,823	(2,858)

Total	13,442	(3,181)	61,679	(31,090)	14,093	(6,471)	90,338	(45,156)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	5,907	(5,665)	—	—	7,939	(7,222)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,247	(2,260)	—	—	1,497	(1,483)	—	—

Total	8,154	(7,925)	—	—	9,436	(9,205)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.

(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price of trust property and real estates and discount rate are major unobservable variables.
(*5)	Fair value changes are calculated by increasing or decreasing the discount rate, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of June 30, 2015
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	value
Financial assets:
HTM financial assets	1,264,420	13,295,869	—	14,560,289	14,328,789
Loans and receivables	—	—	241,033,098	241,033,098	239,719,880
Financial liabilities:
Deposits due to customers	—	198,610,877	—	198,610,877	198,475,555
Borrowings	—	19,476,754	—	19,476,754	19,417,660
Debentures	—	23,533,438	—	23,533,438	23,235,637
Other financial liabilities	—	22,490,240	—	22,490,240	22,491,018

	As of December 31, 2014
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	value
Financial assets:
HTM financial assets	1,902,558	11,365,202	—	13,267,760	13,044,448
Loans and receivables	—	—	225,284,372	225,284,372	223,370,135
Financial liabilities:
Deposits due to customers	—	188,673,796	—	188,673,796	188,516,465
Borrowings	—	17,772,085	—	17,772,085	17,707,595
Debentures	—	24,976,056	—	24,976,056	24,795,904
Other financial liabilities	—	16,889,129	—	16,889,129	16,889,687

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Group through disposals, but the Group still have continuous involvements are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of June 30, 2015 and December 31, 2014, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 First-time Adoption of K-IFRS.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014
Transferred property	Financial assets at FVTPL	—	9,851
	AFS financial assets	917,367	926,796
	HTM financial assets	269,479	650,937

	Total	1,186,846	1,587,584

Related liabilities	Disposal of securities under repurchase agreements	1,077,840	1,196,237

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	19,718	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	895,687	686,096	Korea Securities Depository and others

	Total	915,405	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(1)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of June 30, 2015 and December 31, 2014, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	June 30, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,373,045	12,825	2,360,220	9,220,917	899	618,350
Receivable spot exchange (*2)	7,479,946	—	7,479,946
Bonds purchased under resale agreements (*2)	7,252,853	—	7,252,853	7,252,853	—	—
Domestic exchanges receivable (*2)(*5)	27,600,961	27,211,798	389,163	—	—	389,163

Total	44,706,805	27,224,623	17,482,182	16,473,770	899	1,007,513

	June 30, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,999,566	12,825	2,986,741	9,854,884	26,439	587,754
Payable spot exchange (*3)	7,482,336	—	7,482,336
Bonds sold under repurchase agreements (*4)	1,077,840	—	1,077,840	1,077,840	—	—
Domestic exchanges payable (*3)(*5)	30,226,616	27,211,798	3,014,818	3,007,150	—	7,668

Total	41,786,358	27,224,623	14,561,735	13,939,874	26,439	595,422

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,316,295	16,228	2,300,067	5,413,119	37,142	469,574
Receivable spot exchange (*2)	3,619,768	—	3,619,768
Bonds purchased under resale agreements (*2)	6,891,629	—	6,891,629	6,891,629	—	—
Domestic exchanges receivable (*2)(*5)	28,094,142	27,310,235	783,907	—	—	783,907

Total	40,921,834	27,326,463	13,595,371	12,304,748	37,142	1,253,481

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,478,924	16,228	2,462,696	5,396,870	41,229	640,766
Payable spot exchange (*3)	3,616,169	—	3,616,169
Bonds sold under repurchase agreements (*4)	1,196,237	—	1,196,237	1,196,237	—	—
Domestic exchanges payable (*3)(*5)	30,636,705	27,310,235	3,326,470	3,147,053	—	179,417

Total	37,928,035	27,326,463	10,601,572	9,740,160	41,229	820,183

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2015	December 31, 2014	Financial statements as of
Woori Bank and Woori Private Equity Company Ltd.:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	26.4	26.4	June 30
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	June 30
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	May 31 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	7.2	7.2	June 30
Korea Finance Security Co., Ltd. (*4)	Security service	15.3	15.3	May 31 (*3)
United PF 1st Corporate Financial Stability (*5)	Finance	17.7	17.7	June 30
Chin Hung International Inc. (*2) (*6)	Construction	28.4	26.8	May 31 (*3)
Poonglim Industrial Co., Ltd. (*7)	”	28.9	30.7	March 31 (*3)
Ansang Tech Co., Ltd. (*8)	Manufacturing	—	23.0	—
STX Engine Co., Ltd. (*1)(*2)(*9)	”	29.2	15.0	March 31 (*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	June 30
Force TEC Co., Ltd. (*10)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd. (*10)	Construction	22.2	22.2	—
STX Corporation (*1) (*2)	Wholesale of non- Specialized Goods	15.0	15.0	March 31 (*3)
Osung LST Co., Ltd. (*1) (*2)	Manufacturing	11.1	11.1	March 31 (*3)
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.	Semiconductor equipment	44.8	44.8	May 31 (*3)
Woori Renaissance Holdings (*11)	Other financial business	51.6	51.6	June 30
Woori Private Equity Company Ltd.:
Woori Columbus First PEF (*12)	Other financial business	1.9	1.9	June 30

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd.. (current period: KRW 7,270, previous year: KRW 9,670), Chin Hung International Inc. (current period: KRW 2,090, previous year: KRW 1,665), STX Engine Co,.Ltd (current period: KRW 8,990), Samho International Co., Ltd. (current period: KRW 26,650, previous year: KRW 13,150), STX Corporation. (current period: KRW 4,365), and Osung LST Co., Ltd. (current period: KRW 631, previous year: KRW 1,215).
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly adjusted.

(*4)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*6)	Due to debt-equity swap occurred for the six months ended June 30, 2015 the ownership interest of Chin Hung International Inc. has increased.
(*7)	Due to debt-equity swap and treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the six months ended June 30, 2015 the ownership interest of the Group has changed.
(*8)	As the Group sold shares of Ansang Tech Co.,Ltd. for the six months ended June 30, 2015, it is excluded from the associates.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred for the six months ended June 30, 2015 the ownership interest of STX Engine Co., Ltd. has increased.
(*10)	The carrying amounts of investments in Hana Construction Co., Ltd. and Force TEC Co., Ltd. are nil as of June 30, 2015 and December 31, 2014, respectively.
(*11)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*12)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the investment in this entity was accounted for using equity method.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisition (*)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	June 30, 2015
Woori Blackstone Korea Opportunity Private Equity Fund I	81,608	100,436	4,060	—	(19,799)	(10,739)	—	—	—	73,958
Kumho Tire Co., Inc.	175,652	224,829	(3,074)	—	—	—	2,644	—	—	224,399
Woori Service Networks Co., Ltd.	108	130	(4)	—	—	(12)	—	—	—	114
Korea Credit Bureau Co., Ltd.	2,215	3,378	(19)	—	—	—	—	—	—	3,359
Korea Finance Security Co., Ltd.	3,337	4,272	(367)	—	—	(55)	—	—	—	3,850
United PF 1st Corporate financial stability	191,617	203,418	293	—	(19,176)	—	—	—	—	184,535
Chin Hung International Inc.	60,275	28,491	(3,432)	29,451	—	—	474	—	—	54,984
Poonglim Industrial Co., Ltd.	13,917	—	3,795	—	—	—	(903)	(13,362)	15,774	5,304
STX Engine Co., Ltd.	47,008	2,292	(585)	45,030	—	—	(449)	(1,489)	6,032	50,831
Samho Co., Ltd.	7,492	11,257	2,191	—	—	—	40	—	—	13,488
STX Corporation	42,215	14,348	(3,592)	—	—	—	385	—	—	11,141
Osung LST Co., Ltd.	15,405	18,482	(999)	—	—	—	6	(41,696)	30,661	6,454
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	—	—	—	—	—	1,610
Woori Renaissance Holdings	63,000	36,019	2,264	—	—	—	—	—	—	38,283
Woori Columbus First PEF	1,200	1,084	179	—	—	—	—	—	—	1,263

	706,383	648,436	2,320	74,481	(38,975)	(10,806)	2,197	(56,547)	52,467	673,573

(*)	The items include acquisition through account transference such as debt-for-equity swap, amounting to 74,481 million Won for the six months ended June 30, 2015.

	For the six months ended June 30, 2014
	Acquisition cost	January 1, 2014	Share of profits (losses)	Acquisition (*1)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	June 30, 2014
Woori Blackstone Korea Opportunity Private Equity Fund I	83,011	93,714	10,165	—	—	(1,584)	—	—	—	102,295
Kumho Tire Co., Inc.	93,003	140,101	8,856	—	—	—	(367)	—	72	148,662
Woori Service Networks Co., Ltd.	24	136	(18)	—	—	(12)	—	—	—	106
Korea Credit Bureau Co., Ltd.	3,600	3,347	(219)	—	—	—	—	—	—	3,128
Korea Finance Security Co., Ltd.	758	4,311	(619)	—	—	(55)	—	—	—	3,637
United PF 1st Corporate financial stability	191,617	203,730	5,898	—	—	—	—	—	—	209,628
Chin Hung International Inc.	60,275	45,900	(15,788)	—	—	—	48	—	—	30,160
Poonglim Industrial Co., Ltd. (*2)	13,916	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd. (*2)	47,008	47,008	(46,656)	—	—	—	(352)	—	—	—
Samho Co., Ltd.	7,492	7,492	958	—	—	—	1	—	1,476	9,927
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	—	34
STX Corporation	42,215	—	—	47,323	(4,642)	—	—	(466)	—	42,215
Osung LST Co., Ltd.	6,188	—	(556)	6,188	—	—	(5)	—	303	5,930
Saudara Bank	67,431	—	205	67,431	—	(637)	(2,709)	—	—	64,290
DKT	20,000	20,170	(595)	—	(19,537)	—	(38)	—	—	—
KAMCO Fifth Asset Securitization Specialty	3,855	3,827	521	—	(4,348)	—	—	—	—	—
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(1,670)	—	—	—	216	—	—	2,234
Woori Renaissance Holdings	63,000	39,806	1,006	—	—	—	—	—	—	40,812
Woori Columbus First PEF	1,200	1,227	24	—	—	—	—	—	—	1,251

	706,499	617,570	(41,567)	120,942	(28,527)	(2,288)	(3,206)	(466)	1,851	664,309

(*1)	The items include acquisition through account transference such as debt-for-equity swap, amounting to 53,511 million Won for the six months ended June 30, 2014.
(*2)	The application of equity method was suspended and the book value was nil due to accumulation of loss deficit of the investee. The unrecognized loss on valuation of investments under equity method due to the suspension of equity method on Poonglim Co., Ltd. amounted to 5,783 million Won of the shares of loss of joint ventures and associates and 512 million Won of the accumulated other comprehensive loss in the consolidated statement of comprehensive income for the six months ended June 30, 2014. Also, the unrecognized loss on valuation of investments under equity method due to the suspension of equity method on STX Engine Co., Ltd. amounted to 641 million Won of the share of loss joint ventures and associates and (-)57 million Won of accumulated other comprehensive loss in the consolidated statement of comprehensive income for the six months ended June 30, 2014.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund I	281,652	593	21,252	16,900
Kumho Tire Co., Inc.	4,680,729	3,418,744	1,527,317	17,881
Woori Service Networks Co., Ltd.	4,062	1,760	6,677	321
Korea Credit Bureau Co., Ltd.	53,761	7,110	19,060	(1,130)
Korea Finance Security Co., Ltd.	28,593	3,468	22,919	2,277
United PF 1st Corporate Financial Stability	1,067,384	26,710	51,797	1,650
Chin Hung International Inc.	471,526	362,793	244,816	(1,089)
Poonglim Industrial Co., Ltd.	387,529	378,159	62,347	782
STX Engine Co., Ltd.	1,007,639	879,698	97,183	47,962
Samho Co., Ltd.	719,807	547,758	434,696	29,137
STX Corporation	1,184,107	1,087,555	385,117	3,003
Osung LST Co., Ltd.	161,763	50,362	35,063	(1,676)
Phoenix Digital Tech Co., Ltd	23,409	18,599	48,580	2,732
Woori Renaissance Holdings Inc.	92,992	23,538	5,090	4,384
Woori Columbus First PEF	65,971	282	9,651	9,356

	December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund I	380,622	873	48,887	45,351
Kumho Tire Co., Inc.	4,590,346	3,323,743	3,414,009	130,010
Woori Service Networks Co., Ltd.	4,250	1,625	14,394	770
Korea Credit Bureau Co., Ltd.	54,716	7,805	46,111	114
Korea Finance Security Co., Ltd.	30,990	3,108	47,398	5,527
United PF 1st Corporate Financial Stability	1,187,406	40,240	105,369	(1,962)
Chin Hung International Inc.	522,749	495,523	552,668	(11,481)
Poonglim Industrial Co., Ltd.	447,617	417,688	157,123	(16,530)
STX Engine Co., Ltd.	1,088,209	1,083,907	386,058	(27,878)
Samho Co., Ltd.	654,477	510,878	860,851	30,025
STX Corporation	1,158,788	1,040,746	1,184,480	407,231
Osung LST Co., Ltd.	172,100	101,265	86,351	(44,951)
Phoenix Digital Tech Co., Ltd.	27,400	26,187	9,650	(4,901)
Woori Renaissance Holdings Inc.	88,605	23,536	6,876	(7,334)
Woori Columbus First PEF	56,936	602	1,540	(178)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2015 and December 31, 2014, are as follows:

	June 30, 2015
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,917,655,613 shares	49.3
Orient shipyard Co., Ltd. (*2)	465,050 shares	23.0
Jinsaeng K Co., Ltd. (*2)	2,107,432 shares	20.2
Alkenz Co., Ltd. (*2)	80,402 shares	37.5
G2 Collection Co., Ltd. (*2)	12,574 shares	28.9
SJ Development Co., Ltd. (*2)	70,529 shares	26.5
Ilyang Construction Co., Ltd. (*2)	105,936 shares	40.0
The Base Enterprise Co., Ltd. (*2)	68,470 shares	48.4
Dongwoo C&C Co., Ltd. (*2)	13,317 shares	23.2
Saenuel Co., Ltd. (*2)	3,531 shares	37.4
Heungjiwon Co., Ltd. (*2)	32,849 shares	27.8
E Mirae Tech Co., Ltd. (*2)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*2)	81,610 shares	27.3
NK Eng Co., Ltd. (*2)	697,033 shares	23.1

	December 31, 2014
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938 shares	36.4
LIG engineering & construction Co., Ltd. (*2)	755,946 shares	22.8
Orient shipyard Co., Ltd. (*2)	465,050 shares	23.0
Jinsaeng K Co., Ltd. (*2)	2,107,432 shares	20.2
PICITY Co., Ltd. (*2)	871,631 shares	21.1
Gdsys Co., Ltd. (*2)	300,805 shares	21.2
G2 Collection Co., Ltd. (*2)	12,574 shares	28.9
Alkenz Co., Ltd. (*2)	80,402 shares	37.5
SJ Development Co., Ltd. (*2)	70,529 shares	26.5
Ilyang Construction Co., Ltd. (*2)	105,936 shares	40.0
Ssangyong Construction Co., Ltd. (*2)	2,959,728 shares	20.3

(*1)	Even though the Group’s ownership interest of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Group’s ownership interest of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	As of June 30, 2015 and December 31, 2014, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of June 30, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	281,059	26.4	74,196	—	—	(238)	73,958
Kumho Tire Co., Inc. (*1)	1,225,294	14.2	173,391	48,459	—	2,549	224,399
Woori Service Networks Co., Ltd.	2,302	4.9	114	—	—	—	114
Korea Credit Bureau	46,651	7.2	3,359	—	—	—	3,359
Korea Finance Security Co., Ltd.	25,125	15.3	3,850	—	—	—	3,850
United PF 1st Corporate financial stability	1,040,674	17.7	184,535	—	—	—	184,535
Chin Hung International Inc. (*1)	106,973	28.4	30,418	24,566	—	—	54,984
Poonglim Industrial Co., Ltd. (*1)	(67,208)	28.9	(19,422)	38,356	(13,362)	(268)	5,304
STX Engine Co., Ltd. (*1)	127,938	29.2	37,390	14,927	(1,489)	3	50,831
Samho International Co., Ltd.	172,049	7.8	13,488	—	—	—	13,488
STX Corporation	96,552	15.0	14,469	24,610	(28,370)	432	11,141
Osung LST Co., Ltd.	111,401	11.1	12,418	35,597	(41,696)	135	6,454
Phoenix Digital Tech Co., Ltd.	4,810	44.8	2,154	45	(589)	—	1,610
Woori Renaissance Holdings	69,454	51.6	35,838	—	(6,441)	8,886	38,283
Woori Columbus First PEF	65,689	1.9	1,261	6	—	(4)	1,263

	As of December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	379,749	26.4	100,248	—	—	188	100,436
Kumho Tire Co., Inc. (*1)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Korea Credit Bureau	46,911	7.2	3,378	—	—	—	3,378
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
United PF 1st Corporate financial stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc. (*1)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd. (*1)	(159,358)	30.7	(48,994)	38,356	—	10,638	—
STX Engine Co., Ltd. (*1)	(93,532)	15.0	(14,029)	14,927	—	1,394	2,292
Samho International Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
STX Corporation (*1)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Osung LST Co., Ltd. (*1)	(295,129)	11.1	(32,897)	51,379	—	—	18,482
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

(*1)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Acquisition cost	406,966	381,668
Accumulated depreciation	(26,396)	(24,118)

Net carrying value	380,570	357,550

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Beginning balance	357,550	340,620
Depreciation	(1,948)	(1,793)
Transfer	24,951	30,090
Foreign currencies translation adjustments	17	(29)
Others	—	(1,262)

Ending balance	380,570	367,626

(3)	Fair value of investment properties is amounting to 371,807 million Won and 394,159 million Won as of June 30, 2015 and December 31, 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of June 30, 2015 and December 31, 2014.

(4)	Rental fee earned from investment properties is amounting to 2,795 million Won and 2,140 million Won for the six months ended June 30, 2015 and 2014, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,478,662	822,781	945,355	390,736	261	20	3,637,815
Accumulated depreciation	—	(123,561)	(750,409)	(318,381)	—	(16)	(1,192,367)

Net carrying value	1,478,662	699,220	194,946	72,355	261	4	2,445,448

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,514,698	817,559	920,222	374,436	102	20	3,627,037
Accumulated depreciation	—	(111,035)	(710,634)	(304,251)	—	(15)	(1,125,935)

Net carrying value	1,514,698	706,524	209,588	70,185	102	5	2,501,102

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	26,433	14,583	28,902	14,606	234	—	84,758
Disposal	(34,453)	(4,209)	(440)	(1,189)	(28)	—	(40,319)
Depreciation	—	(12,155)	(42,654)	(20,717)	—	(1)	(75,527)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	—	(7,269)
Foreign currencies translation adjustments	(474)	(470)	(45)	94	1	—	(894)
Transfer	(23,496)	(1,455)	—	—	—	—	(24,951)
Others	(1)	(374)	(405)	9,376	(48)	—	8,548

Ending balance	1,478,662	699,220	194,946	72,355	261	4	2,445,448

	For the six months ended June 30, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	38	7,037	27,858	13,017	393	—	48,343
Disposal	—	—	(30,031)	(214)	—	—	(30,245)
Depreciation	—	(11,676)	(45,940)	(13,779)	—	—	(71,395)
Classified to assets held for sale	(144)	(474)	—	—	—	—	(618)
Foreign currencies translation adjustments	(44)	(51)	(335)	(235)	—	—	(665)
Others	(17,316)	(6,818)	182	5,880	—	—	(18,072)

Ending balance	1,498,898	691,948	207,416	65,098	424	5	2,463,789

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	102,501	166,547	571	180,236	589,155	28,463	1,067,473
Accumulated amortization	—	(124,200)	(266)	(132,285)	(373,310)	—	(630,061)
Accumulated impairment losses	—	—	—	—	(2,707)	(3,426)	(6,133)

Net carrying value	102,501	42,347	305	47,951	213,138	25,037	431,279

	December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	107,541	163,675	554	180,983	409,972	27,366	890,091
Accumulated amortization	—	(115,854)	(226)	(125,646)	(346,402)	—	(588,128)
Accumulated impairment losses	—	—	—	—	(2,763)	(3,472)	(6,235)

Net carrying value	107,541	47,821	328	55,337	60,807	23,894	295,728

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	3,186	17	3,980	180,179	—	187,362
Disposal	—	(189)	—	(1,500)	—	—	(1,689)
Amortization	—	(8,471)	(40)	(9,867)	(26,791)	—	(45,169)
Impairment loss (reversal)	—	—	—	—	(6)	47	41
Foreign currencies translation adjustments	(4,837)	—	—	1	(1,051)	1,096	(4,791)
Others	(203)	—	—	—	—	—	(203)

Ending balance	102,501	42,347	305	47,951	213,138	25,037	431,279

	For the six months ended June 30, 2014
	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	55,298	287	90,429	101,600	21,312	268,926
Acquisition	6,426	38	19,632	14,868	1,730	42,694
Disposal	(9,782)	—	(32,024)	(38,564)	(114)	(80,484)
Amortization	(8,592)	(38)	(10,901)	(23,403)	—	(42,934)
Impairment loss	—	—	—	—	(656)	(656)
Foreign currencies translation adjustments	—	—	(1)	(118)	(79)	(198)
Others	—	—	(11)	(2,489)	2,241	(259)

Ending balance	43,350	287	67,124	51,894	24,434	187,089

17.	ASSETS HELD FOR SALE

Assets held for sale recognized are 11,583 million Won and 8,013 million Won as of June 30, 2015 and December 31, 2014, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Securities Investment and others	174,489	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Investment and others	357,296	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	917,367	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,912,034	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	269,479	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	4,948,562	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	6,548	Leasehold rights and others

		Total	9,585,775

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Securities Investment and others	105,521	Margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Kiwoom Asset Management and others	9,851	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Daewoo Securities and others	309,213	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	926,796	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,064,586	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	3,063,448	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	8,928	Leasehold rights and others

		Total	7,139,280

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Land	242	189
Building	572	—

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	19,718	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	895,687	686,096	Korea Securities Depository

	Total	915,405	700,833

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to Securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2015 and December 31, 2014 are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,134,713	—

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Prepaid expenses	135,943	131,267
Advance payments	1,260	1,097
Non-operative assets	814	189
Others	16,118	12,604

Total	154,135	145,157

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Financial liabilities held for trading	2,255,271	2,153,782
Financial liabilities designated at FVTPL	1,001,994	521,572

Total	3,257,265	2,675,354

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Deposits due to Customers:
Gold banking liabilities	19,396	13,927
Derivative liabilities	2,235,875	2,139,855

Total	2,255,271	2,153,782

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Equity linked securities index:
Equity-linked securities index in short position	841,273	362,308
Debentures:
Debentures in local currency	98,511	97,590
Debentures in foreign currencies	62,210	61,674

Sub-total	160,721	159,264

Total	1,001,994	521,572

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2015	June 30, 2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	1,001,994	434,130
Changes in fair value for credit risk adjustments	(631)	(1,997)
Accumulated changes of credit risk adjustments	(46,199)	(45,151)

In measuring derivative liabilities at fair value, credit risk adjustments reflect the Group’s own credit risk. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Carrying amount	1,001,994	521,572
Nominal amount at maturity	1,142,639	623,461

Differences	(140,645)	(101,889)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Deposits in local currency:
Demand deposits	8,173,913	10,090,772
Time deposits	169,536,594	161,697,250
Mutual funds	43,407	46,072
Deposits on notes payables	575,974	486,356
Deposits on CMA	246,103	276,484
Certificate of deposits	2,048,561	740,090
Other deposits	1,287,037	1,281,595

Sub-total	181,911,589	174,618,619

Deposits in foreign currencies	16,582,339	13,902,989
Present value discount	(18,373)	(5,143)

Total	198,475,555	188,516,465

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5~0.8	1,287,683
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,573,831
Others	The Korea Development Bank and others	0.0~3.8	4,229,669

Sub-total			7,091,183

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0~2.6	9,179,569
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.4~0.8	33,248

Sub-total			9,212,817

Bills sold	Others	0.0~2.2	61,257
Call money	Banks	0.0~4.4	1,976,194
Bonds sold under repurchase agreements	Other financial institutions	1.3~4.5	1,077,840
Present value discount			(1,631)

Total			19,417,660

	December 31, 2014
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The BOK	0.5~1.0	803,317
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,680,175
Others	The Korea Development Bank and others	0.0~3.8	4,229,396

Sub-total			6,712,888

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0~3.7	7,921,772
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,939,147

Bills sold	Others	0.0~2.6	87,692
Call money	Banks	0.0~3.9	1,771,733
Bonds sold under repurchase agreements	Other financial institutions	1.3~4.5	1,196,237
Present value discount			(102)

Total			17,707,595

(2)	Debentures are as follows (Unit: Korean Won in millions):

	June 30, 2015		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.9~11.8	18,274,364	0.8~10.5	18,564,367
Subordinated bonds	3.4~12.6	5,004,044	3.4~10.3	6,248,349
Other bonds	17.0	4,006	17.0	51,601

Sub-total		23,282,414		24,864,317

Discounts on bond		(46,777)		(68,413)

Total		23,235,637		24,795,904

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Asset retirement obligation	38,585	29,733
Provision for guarantee (*1)	408,339	509,320
Provision for loan commitments	91,681	90,449
Provision for credit card points	5,242	5,548
Other provisions (*2)	26,657	56,959

Total	570,504	692,009

(*1)	Provision for guarantee includes provision for financial guarantee of 161,611 million Won and 159,149 million Won as of June 30, 2015 and December 31, 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	5,742	3,573	9,137	53,473	71,925
Provisions used	(16,468)	12	(9,443)	(83,772)	(109,671)
Reversal of unused amount	(105,752)	(2,324)	—	—	(108,076)
Others	15,497	(29)	—	(3)	15,465

Ending balance	408,339	91,681	5,242	26,657	531,919

	For the six months ended June 30, 2014
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	3,608	1,042	8,190	10,149	22,989
Provisions used	3,333	(50)	(8,304)	(7,711)	(12,732)
Reversal of unused amount	(168,513)	(29,761)	—	—	(198,274)

Ending balance	340,376	95,161	6,327	31,405	473,269

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Beginning balance	29,733	23,513
Provisions provided	490	362
Provisions used	(463)	(238)
Depreciation	186	297
Reversal of unused amount	(179)	(144)
Increase in restoration costs and others	8,818	5,632

Ending balance	38,585	29,422

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds	A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Defined benefit obligation	766,223	683,961
Fair value of plan assets	(714,749)	(608,370)

Net defined benefit liability	51,474	75,591

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Beginning balance	683,961	509,849
Current service cost	66,042	58,738
Interest cost	10,497	10,407
Remeasurements	32,130	33,388
Foreign currencies translation adjustments	(52)	(30)
Retirement benefit paid	(18,123)	(24,478)
Curtailment or settlement	(8,231)	(5,593)
Others	(1)	281

Ending balance	766,223	582,562

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Beginning balance	608,370	438,247
Interest income	10,789	10,391
Remeasurements	(3,342)	(3,284)
Employer’s contributions	135,715	74,444
Retirement benefit paid	(16,346)	(16,932)
Curtailment or settlement	(8,240)	(5,549)
Others	(12,197)	(4,114)

Ending balance	714,749	493,203

(4)	Plan assets wholly consist of time deposits as of June 30, 2015 and December 31, 2014, respectively. Among plan assets, realized returns on plan assets amount to 7,447 million Won and 7,107 million Won for the six months ended June 30, 2015 and 2014, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Current service cost	66,042	58,738
Net interest expense (income)	(292)	16
Loss on the curtailment or settlement	9	(44)

Cost recognized in net income	65,759	58,710
Remeasurements	35,472	36,672

Cost recognized in total comprehensive income	101,231	95,382

Retirement benefit service costs related to defined contribution plans are recognized 1,856 million Won and 1,554 million Won for the six months ended June 30, 2015 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	June 30, 2015	December 31, 2014
Discount rate	2.83%	3.29%
Future wage growth rate	5.72%	5.74%
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

			Defined benefit obligation as of
			June 30, 2015	December 31, 2014
Discount rate	Increase by 1	% point	(71,692)	(66,278)
	Decrease by 1	% point	82,863	76,296
Future wage growth rate	Increase by 1	% point	82,476	76,040
	Decrease by 1	% point	(72,681)	(67,267)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Other financial liabilities:
Accounts payable	9,740,348	4,532,101
Accrued expenses	1,982,536	2,343,332
Borrowings from trust accounts	5,002,224	3,475,353
Agency business revenue	529,613	433,594
Foreign exchange payables	409,032	375,059
Domestic exchange payables	3,080,936	3,386,529
Other miscellaneous financial liabilities	1,747,940	2,345,433
Present value discount	(1,611)	(1,714)

Sub-total	22,491,018	16,889,687

Other liabilities:
Unearned income	164,182	164,431
Other miscellaneous liabilities	119,538	226,239

Sub-total	283,720	390,670

Total	22,774,738	17,280,357

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	Fair value hedge	For trading
Interest rate:
Interest rate futures	43,624	—	—	—	—
Interest rate swaps	97,585,019	167,228	1,023,428	1,856	1,086,834
Long interest rate option	1,036,679	—	12,358	—	—
Short interest rate option	1,276,679	—	—	—	14,509
Currency:
Currency futures	289,534	—	—	—	—
Currency forward	49,387,158	—	615,766	—	487,300
Currency swaps	22,783,045	—	464,029	—	566,368
Long currency option	1,755,766	—	43,199	—	—
Short currency option	1,815,730	—	—	—	14,048
Stock:
Stock futures	43,771	—	—	—	—
Stock swaps	10,000	—	1,154	—	—
Long stock option	190,063	35,504	766	—	—
Short stock option	1,916,641	—	—	—	49,870
Others:
Other futures	1,596	—	—	—	—
Other forward	120	—	15	—	—
Other swaps	78,072	—	3,381	—	2,401
Long other option	129,107	—	12,741	—	—
Short other option	239,428	—	—	—	14,545

Total	178,582,032	202,732	2,176,837	1,856	2,235,875

	December 31, 2014
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	21,640	—	—	—
Interest rate swap	106,014,214	182,990	1,097,849	1,140,917
Long interest rate option	1,658,180	—	11,985	—
Short interest rate option	1,788,180	—	—	10,638
Currency:
Currency futures	382,577	—	—	—
Currency forward	40,078,267	—	415,209	342,778
Currency swaps	20,902,464	—	504,858	572,985
Long currency option	1,433,050	—	45,617	—
Short currency option	1,614,028	—	—	18,176
Stock:
Stock futures	46,400	—	—	—
Stock swaps	10,000	—	522	—
Long stock option	352,943	13,071	1,070	—
Short stock option	767,978	—	—	19,916
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long other option	249,081	—	29,876	—
Short other option	261,883	—	—	29,977

Total	175,634,512	196,061	2,111,467	2,139,855

Derivatives held for trading purpose are classified as financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Losses from hedged items	(1,150)	(31,184)
Gains from hedging instruments	4,222	21,565

27.	DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	13,499	6,256
Acquisitions	18,883	6,621
Amounts recognized in profits or losses	(7,755)	(3,402)

Ending balance	24,627	9,475

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	June 30, 2015	December 31, 2014
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	676,278,371 Shares
Capital stock	3,381,392 Won in millions	3,381,392 Won in millions

(2)	There is no change to be disclosed in numbers of issued shares of common stock for the six months ended June 30, 2015 and 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Capital in excess of par value	269,533	269,533
Other capital surplus	24,704	21,533

Total	294,237	291,066

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	June 30, 2015	December 31, 2014
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	310,000	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	—
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	—
Issuance cost				(11,548)	(7,077)

Total				3,334,002	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. In case the Group makes a resolution not to pay dividends on common stock, it is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	346,176	300,994
Share of other comprehensive income of joint ventures and associates	4,444	2,779
Loss on foreign currencies translation of foreign operations	(102,016)	(107,721)
Remeasurement of the net defined benefit liability	(146,245)	(119,375)
Cash flow hedges	(10,371)	(10,371)

Sub-total	91,988	66,306

Treasury shares	(37,594)	(37,594)
Other capital adjustments	(1,615,210)	(2,421,850)

Total	(1,560,816)	(2,393,138)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Beginning balance	Increase (decrease) (*2)	Reclassification adjustments (*2)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	102,312	(46,012)	(11,118)	346,176
Share of other comprehensive income (loss) of joint ventures and associates	2,779	2,197	—	(532)	4,444
Gain (loss) on foreign currency translation of foreign operations	(107,721)	6,293	—	(588)	(102,016)
Remeasurement of the net defined benefit liability	(119,375)	(35,448)	—	8,578	(146,245)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	75,354	(46,012)	(3,660)	91,988

	For the six months ended June 30, 2014
	Beginning balance (*1)	Increase (decrease) (*2)	Reclassification adjustments (*2)	Income tax effect	Disposal of consolidated subsidiaries	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	279,398	188,553	(223,076)	26,439	(64,942)	206,372
Share of other comprehensive income (loss) of joint ventures and associates	5,753	(5,870)	(244)	2,208	—	1,847
Gain (loss) on foreign currency translation of foreign operations	(136,576)	(59,103)	37,094	7,455	—	(151,130)
Remeasurement of the net defined benefit liability	(68,408)	(38,184)	(900)	6,239	12,459	(88,794)
Cash flow hedges	7,928	(6,844)	(13,671)	2,296	(80)	(10,371)

Total	88,095	78,552	(200,797)	44,637	(52,563)	(42,076)

(*1)	The beginning balance incorporates the accumulated other comprehensive income from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.
(*2)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014
Legal reserve	Legal reserve	1,528,754	1,463,754
	Other legal reserve	43,133	41,472

	Sub-total	1,571,887	1,505,226

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	8,134,544
	Regulatory reserve for credit loss	1,756,142	1,298,335
	Revaluation reserve	760,365	760,455
	Other voluntary reserve	11,700	11,700

	Sub-total	10,020,711	10,448,434

Retained earnings before appropriation		1,864,645	2,211,698

	Total	13,457,243	14,165,358

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	14,165,358	13,112,690
Net attributable to owners	516,857	1,195,958
Dividends on common stock	(336,635)	—
Dividends on hybrid securities	(81,697)	(14,653)
Appreciation of merger losses	(806,640)	—
Changes due to spin-off of subsidiaries	—	(110,405)
Remeasurement of the net defined benefit liability	—	(764)
Other	—	(1)

Ending balance	13,457,243	14,182,825

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Beginning balance	1,756,142	1,800,387
Planned reversal of regulatory reserve (reverse) for credit loss	124,762	(44,245)

Ending balance	1,880,904	1,756,142

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30 (*1)	Six months ended June 30 (*2)
Net income	228,868	528,819	773,443	1,147,407
Reversal of provision (provision) of regulatory reserve for credit loss	(80,213)	124,762	(179,181)	(156,024)
Adjusted net income after the provision of regulatory reserve	309,081	404,057	952,624	1,303,431
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	397	479	1,273	1,592

(*1)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings for the three months ended June 30, 2014. If it was calculated using the net income attributable to owners of Woori Finance Holdings Co., Ltd., Net income before the provision of regulatory reserve amounted to 873,181 million Won for three months ended June 30, 2014, the required provision of regulatory reserve for credit loss amounted to 172,723 million Won, the adjusted net income after provision of regulatory reserve amounted to 1,045,904 million Won, and the adjusted EPS after the provision of regulatory reserve amounted to 1,444 Won, respectively.
(*2)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings for the six months ended June 30, 2014. If it was calculated using the net income attributable to owners of Woori Finance Holdings Co., Ltd., net income before the provision of regulatory reserve amounted to 1,195,958 million Won for six months ended June 30, 2014, the required provision of regulatory reserve for credit loss amounted to 142,020 million Won, the adjusted net income after provision of regulatory reserve amounted to 1,337,978 million Won, and the adjusted EPS after the provision of regulatory reserve amounted to 1,736 Won, respectively.

33.	DIVIDENDS

At the shareholders’ meeting on March 27, 2015, dividend payment for the year ended December 31, 2014 amounting to 336,635 million Won (500 Won per share) was approved, and such dividend was paid for the six months ended June 30, 2015.

In addition, on July 29, 2015, the board of directors approved interim dividend payment of 250 Won per share, which amounts to 168,318 million Won in total. The amount of dividend payable is not included in the consolidated financial statements attached.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	16,616	33,289	18,219	35,190
AFS financial assets	98,886	196,324	95,882	190,821
HTM financial assets	103,099	209,463	117,578	215,349
Loans and receivables:
Interest on due from banks	22,595	46,894	26,165	51,238
Interest on loans	1,926,716	3,873,258	2,054,683	4,089,554
Interest of other receivables	11,195	23,249	12,799	25,525

Sub-total	1,960,506	3,943,401	2,093,647	4,166,317

Total	2,179,107	4,382,477	2,325,326	4,607,677

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	734,731	1,516,003	875,218	1,740,630
Interest on borrowings	51,584	108,825	65,628	133,369
Interest on debentures	181,291	373,221	230,228	459,533
Other interest expense	30,813	66,936	32,459	63,981

Total	998,419	2,064,985	1,203,533	2,397,513

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	174,470	340,557	164,300	325,885
Fees and commissions received for provision of guarantee	20,330	39,931	18,570	37,486
Fees and commissions received on project financing	2,631	4,658	7,769	8,408
Fees and commissions received on Credit card	201,946	398,290	180,313	364,216
Fees and commissions received on securities	17,545	33,305	15,200	30,379
Other Fees and commissions received	22,705	38,491	17,840	34,056

Total	439,627	855,232	403,992	800,430

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees paid	44,300	70,652	33,020	56,581
Credit card commission	143,482	284,599	141,032	278,391
Brokerage commission	113	275	58	115
Others	630	1,248	3,201	4,606

Total	188,525	356,774	177,311	339,693

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Dividend from financial assets at FVTPL	161	845	113	2,734
Dividend from AFS financial assets	9,589	61,967	23,222	73,956

Total	9,750	62,812	23,335	76,690

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on financial assets held for trading	(14,962)	38,712	6,968	(2,011)
Gains (losses) on financial assets designated at FVTPL	7,382	(8,678)	4,203	15,333

Total	(7,580)	30,034	11,171	13,322

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial Assets at FVTPL	Securities	Gain on valuation	(12,791)	8,250	5,905	15,754
		Gain on disposals	14,698	20,971	10,454	18,287
		Loss on valuation	(7,111)	(10,011)	2,044	(6,268)
		Loss on disposals	(4,116)	(6,545)	(9,198)	(22,597)

		Sub-total	(9,320)	12,665	9,205	5,176

	Other financial assets	Gain on valuation	2,795	4,386	1,365	2,916
		Gain on disposals	94	200	266	551
		Loss on valuation	(2,845)	(4,444)	(1,350)	(3,103)
		Loss on disposals	(3)	(54)	(153)	(243)

		Sub-total	41	88	128	121

		Total	(9,279)	12,753	9,333	5,297

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	201,565	574,866	319,913	607,068
		Loss on transactions and valuation	(193,014)	(593,131)	(338,143)	(635,657)

		Sub-total	8,551	(18,265)	(18,230)	(28,589)

	Currencies derivatives	Gain on transactions and valuation	813,421	1,490,835	971,943	1,431,962
		Loss on transactions and valuation	(825,320)	(1,452,783)	(951,383)	(1,412,308)

		Sub-total	(11,899)	38,052	20,560	19,654

	Equity derivatives	Gain on transactions and valuation	9,279	25,291	(4,358)	27,759
		Loss on transactions and valuation	(11,914)	(18,429)	(209)	(26,152)

		Sub-total	(2,635)	6,862	(4,567)	1,607

	Other derivatives	Gain on transactions and valuation	8,290	24,642	3,318	11,246
		Loss on transactions and valuation	(7,990)	(25,332)	(3,446)	(11,226)

		Sub-total	300	(690)	(128)	20

		Total	(5,683)	25,959	(2,365)	(7,308)

	Total		(14,962)	38,712	6,968	(2,011)

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities
Gain (loss) on disposals of c equity-linked securities	(9,799)	(10,395)	9,088	9,366
Gain (loss) on valuation of equity-linked securities	16,402	1,109	(8,411)	(5,590)

Sub-total	6,603	(9,286)	677	3,776

Gain (loss) on other securities:
Loss on disposals of other securities	(62)	(62)	—	(31)
Gain (loss) on valuation of other securities	120	729	476	(32)

Sub-total	58	667	476	(63)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	721	(59)	3,050	11,620

Sub-total	721	(59)	3,050	11,620

Total	7,382	(8,678)	4,203	15,333

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on redemption of securities	104	1,042	60	118
Gains on transaction of securities	24,963	44,648	54,152	94,566
Impairment losses on securities	(19,650)	(70,445)	(36,938)	(130,948)

Total	5,417	(24,755)	17,274	(36,264)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment losses due to credit loss	(529,006)	(789,820)	(356,703)	(508,776)
Reversal of provision on guarantee	141,628	100,011	100,653	164,905
Reversal of provision on (provision provided for) loan commitment	(4,400)	(1,248)	(4,035)	28,720

Total	(391,778)	(691,057)	(260,085)	(315,151)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Employee benefits	Short term employee benefits	Salaries	302,579	609,738	283,157	572,697
		Employee benefits	94,304	182,774	91,672	173,169
	Retirement benefit service costs		33,928	67,615	30,256	60,352
	Termination		63,348	63,704	67,708	67,708

	Sub-Total		494,159	923,831	472,793	873,926

Depreciation and amortization			57,673	120,694	54,677	114,329
Other administrative expenses	Rent		71,367	140,004	65,562	132,104
	Taxes and dues		33,940	61,583	28,471	56,192
	Service charges		56,396	109,301	55,512	96,463
	Computer and IT related		25,513	45,591	21,131	49,106
	Telephone and communication		14,691	29,116	14,294	28,248
	Operating promotion		10,046	21,422	8,748	19,959
	Advertising		13,997	21,719	11,341	19,577
	Printing		2,953	5,553	2,812	5,047
	Traveling		2,323	4,772	1,844	3,803
	Supplies		1,872	3,274	1,575	3,210
	Insurance premium		1,752	3,528	1,454	2,880
	Reimbursement		5,144	7,728	3,742	5,152
	Maintenance		3,556	7,064	3,382	6,559
	Water, light, and heating		3,079	7,862	2,955	7,762
	Vehicle maintenance		2,605	4,921	2,678	5,238
	Others		7,638	17,748	7,069	15,680

	Sub-total		256,872	491,186	232,570	456,980

	Total		808,704	1,535,711	760,040	1,445,235

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on transaction of foreign exchange	882,097	1,470,097	519,223	1,038,044
Gains on disposal of loans and receivables	108,590	147,584	41,613	72,684
Gains on transactions of derivatives	(25,774)	25,959	21,818	36,108
Gains on fair value hedged items	20,024	25,075	3,738	12,182
Others (*)	24,784	59,863	17,644	30,432

Total	1,009,721	1,728,578	604,036	1,189,450

(*)	Other income includes such incomes amounting to 49,898 million Won and 18,871 million Won for the six months ended June 30, 2015 and 2014, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Losses on transaction of foreign exchange	832,993	1,403,626	418,386	925,367
KDIC deposit insurance fees	65,279	130,241	64,333	126,139
Contribution to miscellaneous funds	84,002	168,514	84,404	166,847
Losses on disposal of loans and receivables	—	13	—	18
Losses related to derivatives	17,202	21,737	4,154	14,543
Losses on fair value hedged items	(25,900)	26,225	27,286	43,366
Others (*)	(156)	63,003	127,981	193,103

Total	973,420	1,813,359	726,544	1,469,383

(*)	Other expense includes such expenses amounting to 2,419 million Won and 164,923 million Won for the six months ended June 30, 2015 and 2014, respectively, that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on valuation	(30,365)	25,329	22,232	28,244
Loss on valuation	7,264	(23,009)	(6,248)	(69,811)
Impairment loss	(1,787)	(56,547)	15,368	(466)

Total	(24,888)	(54,227)	31,352	(42,033)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating incomes	49,714	227,911	37,674	61,456
Other non-operating expenses	(5,981)	(58,602)	(17,852)	(54,297)

Total	43,733	169,309	19,822	7,159

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	2,352	4,510	1,713	3,172
Gains on disposal of investments in joint ventures and associates	52,466	52,466	6,667	8,143
Gains on disposal of premises and equipment, intangible assets and other assets	6,668	6,767	296	723
Reversal of impairment loss of premises and equipment, intangible assets and other assets	60	363	226	226
Others (*)	(11,832)	163,805	28,772	49,192

Total	49,714	227,911	37,674	61,456

(*)	Other income includes such incomes amounting to 132,784 million Won for the six months ended June 30, 2015 that the Group received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation on investment properties	945	1,948	930	1,862
Interest expense of rent leasehold deposits	188	393	274	535
Losses on disposal of investment in joint ventures and associates	—	—	494	494
Losses on disposal of premises and equipment, intangible assets and other assets	760	1,382	410	435
Impairment losses of premises and equipment, intangible assets and other assets	250	315	383	1,132
Donation	18,148	28,943	4,799	28,926
Others	(14,310)	25,621	10,562	20,913

Total	5,981	58,602	17,852	54,297

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Current tax expense
Current tax expense in respect of the current period	81,270	308,536
Adjustments recognized in the current period in relation to the current tax of prior periods	(23,447)	1,676

Sub-total	57,823	310,212

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	105,901	(625,208)
Deferred tax charged directly to equity	(4,969)	44,637

Sub-total	100,932	(580,571)

Income tax expense (benefit)	158,755	(270,359)

Income tax expense for continuing operations	158,755	163,817
Income tax benefit for discontinued operations	—	(434,176)

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Net income before income tax expense	687,574	877,048
Income from continuing operations before income tax	687,574	649,456
Income from discontinued operations before income tax	—	227,592
Tax calculated at statutory tax rate (*1)	165,931	211,784
Adjustments
Effect of income that is exempt from taxation	(21,966)	(22,339)
Effect of expense not deductible in determining taxable profit	31,837	118,851
Temporary differences due to investments in subsidiaries and joint ventures (*2)	—	(606,908)
Effects on the non-recognition of losses carried forward	—	12,754
Adjustments recognized in the current period in relation to the current tax of prior periods	(23,447)	1,676
Others	6,400	13,823

Sub-total	(7,176)	(482,143)

Income tax expense (benefit)	158,755	(270,359)

Income tax expense for continuing operations	158,755	163,817
Income tax benefit for discontinued operations	—	(434,176)
Effective tax rate
Effective tax rate for continuing operations	23.1%	25.2%
Effective tax rate for discontinued operations (*3)	—	—

(*1)	The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	The Parent company is exempted from payment of tax in relation with the Spin-off of Kyongnam Co., Ltd. and Kwangju Co., Ltd in accordance with the Restriction of Special Taxation act as amended on March 14, 2014. Thus, deferred tax liabilities which were recognized in 2013 have been reversed.
(*3)	The effective tax rate was not calculated since the income tax expense was negative.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Loss on valuation of AFS financial assets	(107,881)	(96,421)
Share of other comprehensive income of joint ventures and associates	250	782
Foreign currency translation of foreign operations	32,877	34,424
Remeasurements of the net defined benefit liability	46,244	37,674

Total	(28,510)	(23,541)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	226,077	516,857	873,181	1,195,958
Dividends to hybrid securities	(41,888)	(81,697)	(7,356)	(14,653)
Net income attributable to common shareholders	184,189	435,160	865,825	1,181,305
Net income from continuing operations	184,189	435,160	187,164	402,614
Net income from discontinued operations	—	—	678,661	778,691
Weighted average number of common shares outstanding	673 million	673 million	719 million	762 million
Basic earnings per share	274	647	1,204	1,550
Basic earnings per share for continuing operations	274	647	260	528
Basic earnings per share for discontinued operations	—	—	944	1,022

Diluted EPS equals to basic EPS for there is no dilution effect for the six months ended June 30, 2015 and 2014.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Confirmed guarantees
Guarantee for loans	107,229	109,213
Acceptances	646,592	710,443
Letters of guarantees	102,679	126,279
Other confirmed guarantees	8,691,573	8,328,515

Total	9,548,073	9,274,450

Unconfirmed guarantees
Local letter of credit	420,175	575,919
Letter of credit	4,746,501	4,373,378
Other unconfirmed guarantees	1,647,498	1,590,332

Total	6,814,174	6,539,629

CP purchase commitments and others	1,825,473	2,213,840

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Loan commitments	89,510,795	89,637,659
Other commitments	6,639,970	4,061,230

(3)	Litigation case

1)	The Group had filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	June 30, 2015		December 31, 2014
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	134 cases	273 cases	516 cases	298 cases
Amount of litigation	352,130	338,544	827,222	293,527
Allowance for litigations		18,525		16,343

2)	As of June 30, 2015, the Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Group and other financial institutions. The Group recognized 132,784 million Won, as gain for the six months ended June 30, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Group as of June 30, 2015 are as follows:

Related parties
Controlling party (Government related entity)	KDIC
Joint ventures	Woori Renaissance Holdings
Associates

Woori Blackstone Korea Opportunity Private Equity Fund 1, Korea Credit Bureau Co., Ltd.,

Phoenix Digital Tech Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Inc.,

United PF 1st Corporate financial stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	June 30, 2015	December 31, 2014
Controlling party (Government related entity)	KDIC	Loans	4	314
		Allowance for credit loss	—	(108)
		Other assets	670,893	691,101
		Deposits	1,261,909	1,157,232
		Other liabilities	8,268	12,252
Associates	Kumho Tires Co., Inc.	Loans	324,304	334,948
		Allowance for credit loss	(920)	(2,968)
		Deposits	57,032	80,978
		Other liabilities	132	87
	Korea Credit Bureau Co., Ltd.	Loans	3	2
		Deposits	4,016	3,215
		Other liabilities	15	19
	Korea Finance Security Co., Ltd.	Loans	40	46
		Allowance for credit loss	—	(1)
		Deposits	2,166	2,738
		Other liabilities	17	12
	Woori Service Networks Co., Ltd.	Loans	24	26
		Allowance for credit loss	—	(1)
		Deposits	3,439	3,169
		Other liabilities	395	115
	United PF 1st Corporate Financial Stability	Deposits	11,987	30
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Other assets	352	626
		Other liabilities	934	—
	Woori Columbus 1st Private Equity Fund	Other assets	271	589

Related party		A title of account	June 30, 2015	December 31, 2014
Associates	Chin Hung International Inc.	Loans	5,462	42,929
		Allowance for credit loss	(4,607)	(12,439)
		Deposits	16,896	7,615
		Other liabilities	17	11
	Poonglim Industrial Co., Ltd.	Loans	3,019	24,999
		Allowance for credit loss	(338)	(3,123)
		Other assets	1	1
		Deposits	14,175	20,878
		Other liabilities	5	12
	Phoenix Digital Tech Co., Ltd.	Loans	3,364	3,768
		Allowance for credit loss	(201)	(109)
		Deposits	249	306
		Other liabilities	1	6
	Ansang Tech Co., Ltd. (*)	Loans	—	38
		Allowance for credit loss	—	(38)
	Samho International Co., Ltd.	Loans	45,993	43,251
		Allowance for credit loss	(8,127)	(8,826)
		Deposits	95,190	132,190
		Other liabilities	1,554	205
	Force TEC Co., Ltd.	Loans	21,099	24,258
		Allowance for credit loss	(1,002)	(1,551)
		Deposits	2,780	139
		Other liabilities	479	11
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Allowance for credit loss	(169)	(169)
		Deposits	57	49
	STX Engine Co., Ltd.	Loans	110,212	163,374
		Allowance for credit loss	(19,682)	(24,735)
		Other assets	—	27
		Deposits	3,448	3,701
		Other liabilities	313	63
	STX Corporation	Loans	151,410	182,195
		Allowance for credit loss	(25,740)	(23,442)
		Deposits	12,558	25,823
		Other liabilities	94	18
	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(415)	(561)
		Deposits	1,149	5,133
		Other liabilities	12	14

(*)	The entity is excluded from the related party through disposal of subsidiaries during the six months ended June 30, 2015.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		A title of account	2015	2014
Controlling party (Government related entity)	KDIC	Interest income	11,781	22,634
		Interest expenses	12,064	10,600
		Other expenses	—	1,035
		Reversal of impairment losses due to credit loss	—	(58)
Associates	Kumho Tires Co., Ltd.	Interest income	1,331	653
		Fees income	5	6
		Other income	—	5,739
		Interest expenses	120	103
		Reversal of impairment losses due to credit loss	(1,994)	(1,265)
	Korea Finance Security Co., Ltd.	Interest expenses	21	30
		Fees expenses	46	50
		Reversal of impairment losses due to credit loss	(3)	—
	Korea Credit Bureau Co., Ltd.	Interest expenses	36	34
		Fees expenses	839	—
		Other expenses	—	33
	Woori Service Networks Co., Ltd.	Other income	13	13
		Interest expenses	42	30
		Fees expenses	408	305
		Other expenses	135	246
		Reversal of impairment losses due to credit loss	(2)	—
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Fees income	936	1,265
		Other income	—	1,782
	Woori Columbus 1st Private Equity Fund	Fees income	271	292
	Chin Hung International Inc.	Interest income	624	848
		Fees income	1	1
		Interest expenses	18	13
		Reversal of impairment losses due to credit loss	(913)	(6,496)
	Poonglim Industrial Co., Ltd.	Interest expenses	6	13
		Reversal of impairment losses due to credit loss	(2,785)	(138)
	Phoenix Digital Tech Co., Ltd.	Interest income	105	8
		Interest expenses	3	7
		Impairment losses due to credit loss	93	23
	Ansang Tech Co., Ltd (*)	Reversal of impairment losses due to credit loss	—	(135)

			For the six months ended June 30
Related party		A title of account	2015	2014
Associates	Samho International Co., Ltd.	Interest income	490	330
		Fees income	4	4
		Interest expenses	560	547
		Impairment losses due to credit loss (reversal)	635	(198)
	Force TEC Co., Ltd.	Interest income	124	2,049
		Interest expenses	—	3
		Impairment losses due to credit loss (reversal)	(80)	3,783
	STX Engine Co., Ltd.	Interest income	682	1,481
		Fees income	68	62
		Other income	—	11
		Interest expenses	24	22
		Impairment losses due to credit loss	20,866	11,295
	STX Corporation	Interest income	910	1,141
		Fees income	36	1
		Interest expenses	3	3
		Impairment losses due to credit loss (reversal)	2,364	(159,653)
	Osung LST Co., Ltd.	Interest income	112	249
		Other income	—	1,344
		Interest expenses	12	16
		Reversal of impairment losses due to credit loss	(146)	(2,735)

(*)	The entity is excluded from the related party through disposal of subsidiaries during the six months ended June 30, 2015.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
KDIC	1,500,496	1,500,386	Loan commitment
Kumho Tires Co., Inc.	19,305	18,110	Letter of credit
	106,222	88,638	Loan commitment
Korea Finance Security Co., Ltd.	220	214	Loan commitment
Korea Credit Bureau Co., Ltd.	32	33	Loan commitment
Woori Service Networks Co., Ltd.	184	179	Loan commitment
Chin Hung International Inc.	40,630	40,630	Loan commitment
Phoenix Digital Tech Co., Ltd.	23	261	Loan commitment
STX Engine Co., Ltd.	80,283	81,431	Letter of credit
	12,925	4,600	Loan commitment
Samho International Co., Ltd.	1,874	2,360	Letter of credit
	31,077	27,299	Loan commitment
Force TEC Co., Ltd.	8,532	6,325	Loan commitment
STX corporation	27,441	30,062	Letter of credit and others
	3,328	13,009	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 6,789 million Won and 2,170 million Won, respectively, as of June 30, 2015 and December 31, 2014.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014 (*)
Short term benefits	2,799	2,148
Severance payments	142	87

Total	2,941	2,235

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts was restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,038 million Won and 2,036 million Won, respectively, and with respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	June 30, 2015	December 31, 2014	2015		2014
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Trust accounts	34,542,183	31,225,968	181,133	459,928	264,964	631,478

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Receivables
Trust fees receivables	23,430	17,956
Payables
Borrowings from trust accounts	4,118,489	2,949,097

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue
Trust fees	12,052	23,560	12,088	26,057
Expense
Interest expenses on borrowings from trust accounts	16,151	32,439	19,161	41,319

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Principal guaranteed trusts
Old-age pension trusts	5,541	5,619
Personal pension trusts	526,319	528,680
Pension trusts	655,630	640,275
Retirement trusts	70,114	75,847
New personal pension trusts	8,686	8,897
New old-age pension trusts	3,509	3,859

Sub-total	1,269,799	1,263,177

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	800	857

Sub-total	819	876

Total	1,270,618	1,264,053

2)	As of June 30, 2015 and December 31, 2014, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Liabilities for the account (subsidy for trust account adjustment)	13	15

47.	DISPOSAL GROUP HELD FOR SALE AND NET LOSS FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Group reclassified the related assets and liabilities of Woori Investment & Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held for sale and presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. For the year ended December 31, 2014, the Group completed the disposals of aforementioned subsidiaries (see note 49).

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the six months ended June 30,
		2014
I.	Operating income	17,616
	Net interest income	237,229
	Interest income	391,617
	Interest expenses	154,388
	Net fees and commissions income	117,373
	Fees and commissions income	152,184
	Fees and commissions expenses	34,811
	Dividend income	24,721
	Net loss on financial instruments at FVTPL	(32,104)

	Net gain (loss) on AFS financial assets	(19,146)
	Impairment losses on credit loss	(23,753)
	Other net operating expenses	(286,704)
II.	Non-operating loss	(3,121)
	Share of profits of joint ventures and associates	616
	Other non-operating expenses	(3,737)
III.	Net income before income tax expense	14,495
IV.	Income tax expense	117,878
V.	Sub-total	(103,383)
VI.	Impairment of assets held-for-sale	(7,469)
VII.	Income tax benefits for impairment	(2,020)
VIII.	Gain on disposal of assets held-for-sale	113,012
IX.	Income tax benefits for gain	26,667
X.	Loss from discontinued operations	(22,487)

(3)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the six months ended June 30,
2014
Cash flows from operating activities:	326,023
Cash flows from investing activities:	(258,244)
Cash flows from financing activities:	143,289

(4)	For the six months ended June 30, 2014, the Group disposed of Woori Investment & Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

Book Value
Assets:
Cash and cash equivalents	560,034
Financial assets at FVTPL	21,838,589
AFS financial assets	1,588,066
HTM financial assets	3,032
Loans and receivables	14,244,435
Investments in joint ventures and associates	127,606
Other assets	774,759

Total	39,136,521

Liabilities:
Financial liabilities at FVTPL	12,767,119
Deposits due to customers	2,011,292
Borrowings	13,346,342
Debentures	4,031,716
Other financial liabilities	3,169,551
Other liabilities	182,109

Total	35,508,129

Net-asset	3,628,392
Non-controlling interests	1,987,786
Gain on disposal of disposal group held-for-sale	113,012
Total amount of cash consideration	1,753,618
Cash and cash equivalents of the subsidiaries disposed	(560,034)
Net cash flow due to the disposal of the subsidiaries	1,193,584

48.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Woori Finance Holdings Co., Ltd. approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger was to take place through distributing of the shares of newly established holding companies, which were receiving the shares in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Woori Finance Holdings. Therefore, the Group classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into disposal group held for distribution to owners presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. On May 1, 2014, Kyongnam Bank and Kwangju Bank were demerged in accordance with the plan (See Note 49).

Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the six months ended June 30,
		2014
I.	Operating income
	Net interest income		348,396
	Interest income	683,075
	Interest expense	334,679
	Net fees and commissions income		53,182
	Fees and commissions income	77,030
	Fees and commissions expense	23,848
	Dividend income		13,595
	Net gain on financial instruments at FVTPL		22,119
	Net loss on AFS financial assets		(5,569)
	Impairment losses on credit loss		(81,459)
	Other net operating expenses		(241,368)

			108,896
II.	Non-operating loss
	Share of profits of joint ventures and associates		—
	Other non-operating expenses		(1,342)

			(1,342)
III.	Net income before income tax expense		107,554
IV.	Income tax benefit		(576,701)
V.	Income from discontinued operations		684,255

(2)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the six months ended June 30,
2014
Cash flows from operating activities:	457,097
Cash flows from investing activities:	300,385
Cash flows from financing activities:	(754,823)

49.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specific plan will be discussed in the PFOC further.

50.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.

51.	BUSINESS COMBINATION

The major business combinations have occurred during the year ended at December 31, 2014, are as follows:

1)	Merger between Woori Finance Holdings and the Bank

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Details of the merger are described as follows:

Type	Merger
Type of merger	Statutory Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)

New shares acquired due to merger	676,278,371 shares of common stock

Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

Since this merger qualifies as a business combination under common control, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, thus no goodwill was newly recognized. As such, there was no change from the perspective of the consolidated entity.

2)	Acquisition of Saudara Bank

On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank in accordance with the resolution of the shareholders’ meeting on November 7, 2014, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

i.	Summary of the acquiree

The Group acquired 33% ownership of Saudara Bank, which was a listed company in Indonesia, on January 28, 2014. Through the merger between Indonesia Woori Bank and Saudara Bank on December 30, 2014, the Group consolidated the bank and the ownership ratio after the merger became 74%. From the legal perspective, Saudara Bank was deemed as the existing entity; however, the transaction was accounted using the acquisition method under K-IFRS 1103 Business Combination as it was deemed that Indonesia Woori Bank was the acquirer from the accounting perspective.

The Group promoted such transaction for the purpose of enhancing its retail operation in Indonesia.

ii.	Merger ratio and distribution of stocks

	Acquirer	Acquiree
Entity	Indonesia Woori Bank	Saudara Bank
Merger ratio	1	1,702,921.2

iii.	Acquisition method (Unit: Korean Won in millions)

Amount
I. Consideration
Fair value of the ownership interest held prior to the acquisition (*1)	65,667
Fair value of additional consideration given (*2)	38,551
Fair value of non-controlling interest of Woori Indonesia Bank	52,609

Total amount of consideration	156,827

II. Identifiable assets and liabilities
Cash and Cash equivalents	81,100
AFS financial assets	22,074
HTM financial assets	15,473
Loan and receivables	639,222
Property and equipment	23,882
Intangible assets	25,719
Other assets	34,238

Sub-total	841,708

Deposits	714,989
Borrowings	12,082
Debentures	29,425
Deferred tax liabilities	3,757
Other liabilities	12,872

Sub-total	773,125

Fair value of identifiable net asset	68,583

III. Non-controlling interest of Saudara Bank	17,816
IV. Goodwill (*3)	106,060

(*1)	33% ownership interest in Saudara Bank, which was held by the Bank and Indonesia Woori Bank before the business combination, was remeasured at its fair value as of December 30, 2014. As a result, the Group recognized loss on disposal of investment in joint ventures and associates, amounted to 1,237 million Won.
(*2)	The Bank acquired additional shares of Saudara Bank, 373,954,147 shares, due to the claims for stock repurchase from the shareholders of the bank who was opposing to the merger.
(*3)	Goodwill was recognized on the rationale that the competitiveness of the Group will be reinforced through the acquisition of local operation network in Indonesia.

iv.	Expenses related to business combination

The Group recognized the expenses amounting to 1,446 million Won, such as legal fee, which occurred in conjunction with the business combination as fees and commissions expense on the consolidated statements of comprehensive income.